

02027846

P.E 3-28-02

0-13727

FORM 6-K


SEC MAIL PROCESSING
RECEIVED
APR 25 2002
WASH, D.C. 165 SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

For March 28, 2002

Pan American Silver Corp.
1500 - 625 Howe Street
Vancouver, B.C.
V6C 2T6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F___ Form 40-F_X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___ No_X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
___

77992

Documents Included as Part of this Report

No.	Document
1.	Notice of 2002 Annual General Meeting, Information Circular and Form of Proxy
2.	2001 Annual Report

DOCUMENT 1



Pan American
SILVER CORP.

NOTICE OF
2002 ANNUAL GENERAL MEETING

INFORMATION CIRCULAR

TABLE OF CONTENTS

Pan American
SILVER CORP.



March 28, 2002

Dear Shareholder:

It is my pleasure to invite you to attend the Company's Annual General Meeting of shareholders. The meeting will be held on Friday, May 10, 2002 at 2:00 p.m., Vancouver time, in the Connaught Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia. I enclose the formal notice of the meeting, the Information Circular and the Company's 2001 Annual Report. If you are unable to attend the meeting in person, please complete, date, sign and return the enclosed proxy form in the envelope provided to ensure that your vote is counted.

2001 was a year of many great accomplishments by Pan American. We opened two new silver mines (on schedule and budget), nearly doubled our silver production, increased our revenue leverage to silver, increased our interest in the Huaron mine to 100% in a non-cash deal, reduced our work force and shrank our general and administrative costs significantly. We also set the stage for further dramatic increases in our silver production in 2002 and 2003. In spite of these accomplishments, profound and persistent decreases in metal prices throughout the year caused us to end the year with a cash loss from operations. I am very hopeful that the turn-around in metal prices since last November will continue in 2002 so that our hard work and operational successes in 2001 will be rewarded with an improved financial performance this year.

I look forward to regularly updating you on our progress throughout the year, and in this regard I would bring to your attention the conference calls we now hold each quarter. These can be listened to without charge by anyone either live or for two weeks after the call through the Internet. This is a great new communication tool and I hope more of our shareholders will use it to keep up-to-date.

Yours sincerely,

PAN AMERICAN SILVER CORP.

(Signed) ROSS J. BEATY,
Chairman and Chief Executive Officer

1500-625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6 . TEL 604.684.1175 FAX 604.684.0147
www.panamericansilver.com

PAN AMERICAN SILVER CORP.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the "Meeting") of the members (the "shareholders") of PAN AMERICAN SILVER CORP. (the "Company") will be held in the Connaught Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia on Friday, May 10, 2002 at 2:00 p.m. (Vancouver time) for the following purposes:

1. to receive and consider the report of the directors of the Company to the shareholders;
2. to receive and consider the consolidated financial statements of the Company for the financial year ended December 31, 2001, together with the auditors' report thereon;
3. to reappoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company to hold office until the next annual general meeting;
4. to authorize the directors of the Company to fix the remuneration to be paid to the auditors of the Company;
5. to elect directors of the Company;
6. to consider and, if thought appropriate, to pass an ordinary resolution authorizing the Company to issue 69,000 common shares in the capital of the Company to officers and employees of the Company and its subsidiaries for performance on behalf of the Company and such subsidiaries;
7. to consider amendments to or variations of any matter identified in this Notice of Meeting; and
8. to transact such further and other business as may be properly brought before the Meeting or any and all adjournments thereof.

Accompanying this Notice of Meeting are: (i) a copy of the Company's 2001 Annual Report; (ii) an Information Circular; (iii) an Instrument of Proxy and Notes thereto; and (iv) a reply card for use by shareholders who wish to receive the Company's interim financial statements.

If you are a *registered shareholder* of the Company and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and deposit it with Computershare Trust Company of Canada, Attention: Stock Transfer Services, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof.

If you are a *non-registered shareholder* of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. **If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the meeting, either in person or by proxy.**

This Notice of Meeting, the Information Circular, the Instrument of Proxy and notes thereto and the reply card are first being sent to shareholders of the Company on or about April 5, 2002.

DATED at Vancouver, British Columbia, this 28th day of March, 2002.

BY ORDER OF THE BOARD

(signed) GORDON JANG,
Controller and Corporate Secretary



Pan American
SILVER CORP.

INFORMATION CIRCULAR

Solicitation of Proxies

This Information Circular is furnished in connection with **the solicitation by the management of PAN AMERICAN SILVER CORP.** (the "Company") of proxies to be voted at the annual general meeting of the members (the "shareholders") of the Company to be held on Friday, May 10, 2002, and any adjournments thereof (the "Meeting").

Management's solicitation of proxies will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of the Company or by the Company's registrar and transfer agent. **The Company may retain other persons or companies to solicit proxies on behalf of management, in which event customary fees for such services will be paid. All costs of solicitation will be borne by the Company.**

Unless the context otherwise requires, references herein to the "Company" mean the Company and its subsidiaries. The principal executive office of the Company is located at 1500 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6. The telephone number is (604) 684-1175 and the facsimile number is (604) 684-0147. The registered and records office of the Company is located at 900 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada, V7X 1T2.

Advance notice of the Meeting inviting nominations for directors of the Company as required by Section 135 of the *Company Act* (British Columbia) was delivered to the British Columbia Securities Commission and the Canadian Venture Exchange and was published in the Vancouver Sun newspaper on March 15, 2002.

Unless otherwise indicated, all currency amounts stated in this Information Circular are stated in United States Dollars.

The date of this Information Circular is March 28, 2002, and it is first being sent to shareholders on or about April 5, 2002.

Appointment of Proxyholder

The persons named in the enclosed form of proxy for the Meeting are directors or officers of the Company, or both. **A shareholder has the right to appoint some other person, who need not be a shareholder, to represent the shareholder at the Meeting by striking out the names of the persons designated in the accompanying form of proxy and by inserting that other person's name in the blank space provided. If a shareholder appoints one of the persons designated in the accompanying form of proxy as a nominee and does not direct the said nominee to vote either for or against or withhold from voting on a matter or matters with respect to which an opportunity to specify how the shares registered in the name of such shareholder shall be voted, the proxy shall be voted FOR such matter or matters.**

The instrument appointing a proxyholder must be signed in writing by the shareholder, or such shareholder's attorney authorized in writing. If the shareholder is a corporation, the instrument appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolution of the directors of such corporation, which resolution must accompany such instrument. An instrument of proxy will only be valid if it is duly completed, signed, dated and received at the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9, Attention: Stock Transfer Department, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournments thereof, unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Revocation of Proxy

A shareholder may revoke a proxy by delivering an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing, or where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, before any vote in respect of which the proxy is to be used shall have been taken. A shareholder may also revoke a proxy by depositing another properly executed instrument appointing a proxyholder bearing a later date with the Company in the manner described above, or in any other manner permitted by law.

Voting of Proxies

Shares represented by properly executed proxies in the accompanying form will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares represented by such proxies will be voted accordingly. **If no choice is specified, the person designated in the accompanying form of proxy will vote FOR all matters proposed by management at the Meeting. If for any reason the instructions of a shareholder in a proxy are uncertain as they relate to the election of directors, the proxyholder will not vote the shares represented by that proxy for any director.**

Exercise of Discretion

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the Meeting, it is the intention of the person designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters of business. At the date of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

Voting Securities and Principal Holders of Voting Securities

Voting Securities

The Company is authorized to issue 100,000,000 common shares without par value ("Common Shares"), of which 41,525,445 fully paid and non-assessable Common Shares are issued and outstanding as of March 28, 2002.

The holders of Common Shares are entitled to one vote for each Common Share held. The Company has no other classes of voting securities.

Any holder of Common Shares of record at the close of business on Friday, April 5, 2002 will be entitled to receive notice of the Meeting and any such shareholder who either personally attends the Meeting or has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his or her Common Shares voted at the Meeting. The failure of any shareholder to receive the Notice of Meeting does not deprive such shareholder of his or her entitlement to vote at the Meeting.

Principal Holders of Voting Securities

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than ten percent of the issued and outstanding Common Shares of the Company, except the following:

Name and Address	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
CASCADE INVESTMENT, LLC 2365 Carillon Point Kirkland, Washington	5,110,000	12.3%

Quorum and Votes Necessary to Pass Resolutions

Under the Company's Articles, the quorum for the transaction of business at the Meeting consists of one shareholder, or one proxyholder representing a shareholder or shareholders, holding not less than one-twentieth of the issued Common Shares entitled to be voted at the Meeting.

With respect to the proposed issuance of bonus shares to certain insiders of the Company, the rules of The Toronto Stock Exchange (the "TSE") require that shareholders approve the proposed issuance by ordinary resolution. An ordinary resolution means that the resolution must be approved by not less than a simple majority of the votes cast by the shareholders of the Company who voted in person or by proxy at the Meeting.

Particular Matters to be Acted Upon

Appointment of Auditors

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for: (a) the reappointment of Deloitte & Touche LLP, Chartered Accountants, of Vancouver, British Columbia, as the auditors of the Company to hold office until the close of the next annual general meeting of the Company; and (b) the authorization of the board of directors of the Company (the "Board") to fix the remuneration to be paid to the auditors of the Company. Deloitte & Touche LLP were first appointed auditors of the Company on October 26, 1993.

Election of Directors

The Board has determined that seven directors will be elected at the meeting for the ensuing year.

The term of office of each of the present directors expires at the close of the Meeting. Persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of those nominees. **In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.** Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the close of the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or with the provisions of the *Company Act* (British Columbia).

The following table sets out the names of management's nominees for election as directors, the municipality and province or state in which each is ordinarily resident, all offices of the Company now held by each of them, each nominee's principal occupation, business or employment, the period of time for which each nominee has served as a director of the Company and the number of common shares of the Company or any of its subsidiaries beneficially owned by each nominee, directly or indirectly, or over which each nominee exercises control or direction as at March 28, 2002.

Name, Residence and Position	Principal Occupation, Business or Employment	Director Since	Number of Common Shares Held
ROSS J. BEATY [2][3][4] Vancouver, B.C. Chairman, Chief Executive Officer and Director	Chairman and Chief Executive Officer of the Company	Sept. 30, 1988	3,295,000[5]
WILLIAM A. FLECKENSTEIN[3] [4] Seattle, Washington Director	President of Fleckenstein Capital, Inc. (investment counselling firm)	May 9, 1997	569,800 [6]
MICHAEL LARSON[4] Seattle, Washington	Investment Manager with Cascade Investment, LLC (a private investment company)	November 29, 1999	5,110,000[7]
MICHAEL J.J. MALONEY [1][3][4] Seattle, Washington Director	Private Investor	Sept. 11, 1995 to November 29, 1999; Re-elected May 15, 2000	90,000
PAUL B. SWEENEY[1] [4] Surrey, B.C. Director	Chief Financial Officer of Canico Resource Corp. (a mining company)	August 6, 1999	Nil
JOHN M. WILLSON Vancouver, B.C.	Retired since April 2000; formerly Chief Executive Officer of Placer Dome Inc. (a mining company)	N/A	Nil
JOHN H. WRIGHT [4] Vancouver, B.C. President, Chief Operating Officer and Director	President and Chief Operating Officer of the Company	Sept. 30, 1988	47,310[5]

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Nominating and Governance Committee.

(4) Member of the Environmental Committee.

(5) Messrs. Beaty and Wright each hold directly, in trust for the Company, one share in the capital of Pan American Silver S.A.C. Mina Quiruvilca, an indirect subsidiary of the Company.

(6) Mr. Fleckenstein holds a portion of these Common Shares directly, a portion indirectly and exercises control or direction over a portion on behalf of a fund.

(7) Mr. Larson exercises control or direction over these common shares on behalf of Cascade Investment LLC.

The information as to the municipality and province or state of residence, principal occupation, business or employment and the number of shares beneficially owned by each nominee or over which each nominee exercises control or direction set out in the above table is not within the knowledge of the directors or senior officers of the Company and has been furnished by the individual nominees as at March 28, 2002.

Share Bonus

At the Meeting the shareholders will be asked to consider and, if thought appropriate, to approve by way of an ordinary resolution the issuance of 69,000 Common Shares (the "Bonus Shares") to officers and employees of the Company and subsidiaries of the Company for their performance on behalf of the Company or such subsidiaries. Of these 69,000 Bonus Shares, 36,000 Bonus Shares are proposed to be issued to ten employees of the Company or its subsidiaries who are not insiders of the Company, as defined in the *Securities Act* (Ontario) (or are persons who fall within the definition of an insider solely by virtue of being a director or a senior officer of a subsidiary of the Company), and a total of 33,000 Bonus Shares are proposed to be issued to five insiders of the Company .

The Board believes that the issuance of the Bonus Shares is necessary and in the best interests of shareholders in order for the Company and its subsidiaries to continue to attract and retain capable and experienced employees. The financial year ended December 31, 2001 was a year of considerable progress for the Company and its subsidiaries on many fronts, especially the initiation of production at the Huaron mine in Peru and the La Colorada mine in Mexico. The Board would like to acknowledge the considerable efforts directed to the Company's and its subsidiaries' affairs by management and senior staff in the financial year ended December 31, 2001 and yet preserve the Company's cash position. Accordingly, the Compensation Committee of the Board recommended, and the Board approved, subject to regulatory and shareholder approval, the issuance of the Bonus Shares to certain officers and employees of the Company and its subsidiaries in lieu of a cash bonus, such as was paid to senior management and staff at the end of the financial year ended December 31, 1999.

The text of the ordinary resolution to approve the issuance of the Bonus Shares to officers and employees of the Company and its subsidiaries is annexed as Schedule A to this Information Circular.

Shareholder approval of the issuance of the Bonus Shares to officers and employees of the Company and its subsidiaries is required pursuant to the rules and policies of the TSE. The rules and policies of the TSE further require that the issuance of the Bonus Shares must be approved by a majority of the votes cast at the Meeting other than votes attaching to Common Shares beneficially owned by insiders to whom Bonus Shares may be issued and their associates. The number of votes attaching to the Common Shares that, to the Company's knowledge as at March 28, 2002, will not be counted for the purpose of determining whether the required level of shareholder approval has been obtained for the issuance of the Bonus Shares to officers and employees of the Company and its subsidiaries is 3,343,310 Common Shares.

Corporate Governance

The TSE has established guidelines for effective governance of listed companies. The Board is of the view that the Company's system of corporate governance meets or exceeds these guidelines. A detailed description of the Company's corporate governance is set out below.

Mandate of the Board of Directors

Pursuant to the *Company Act* (British Columbia), the Board is required to manage, or supervise the management of, the affairs and business of the Company. In February 1996 the Board adopted a written mandate which defines its stewardship responsibilities in light of this statutory obligation. The Board's principal responsibilities are to supervise and evaluate management, to oversee the conduct of the Company's business, to set policies appropriate for the business of the Company and to approve corporate strategies and goals. The Board is to carry out its mandate in a manner consistent with the fundamental objective of enhancing shareholder value.

In discharging its duty of stewardship over the Company, the Board expressly undertakes the following specific duties and responsibilities: (i) approving, supervising and providing guidance on the Company's strategic planning process; (ii) identifying the principal risks of the Company's business and ensuring the implementation of appropriate risk management systems; (iii) ensuring that the Company has management of the highest calibre and maintaining adequate and effective succession plans for senior management; (iv) overseeing the integrity of the Company's internal control and management information systems; (v) overseeing the Company's communications policy with its shareholders and with the public generally; and (vi) providing for the independent functioning of the Board.

Composition of the Board

The Board currently consists of seven directors, five of whom, William A. Fleckenstein, J.E. Fletcher, Michael Larson, Michael J.J. Maloney and Paul B. Sweeney, qualify as unrelated directors who are independent of management and free from any interest or business relationship which could, or could be perceived to, materially interfere with their ability to act in the best interests of the Company. Ross J. Beaty and John H. Wright qualify as related directors due to their management positions with the Company.

Mr. John M. Willson who is standing for nomination as a director at the Company's upcoming Meeting will also qualify as an unrelated director who is independent of management and free from any interest or business relationship which could, or could be perceived to, materially interfere with his ability to act in the best interests of the Company.

The Company does not have a significant shareholder with the ability to vote a majority of the outstanding shares of the Company for the election of directors.

Board Independence

The Chairman and Chief Executive Officer is an active and central member of management of the Company.

The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board independently of the Company's management. The Audit Committee is entirely composed of directors who are unrelated to the Company's management. Furthermore, each of the Compensation Committee, Environmental Committee and Nominating and Governance Committee of the Board are composed of a majority of directors who are unrelated to the Company's management or an unrelated director has a right of casting vote. The written mandates of both the Board and the Nominating and Governance Committee require procedures to be put in place at such times as are desirable or necessary to enable the Board to function independently of management. Such procedures include: (i) the appointment of a committee of directors independent of management, (ii) the appointment of a Vice Chairman of the Board who is independent of management of the Company, and (iii) the institution of mechanisms to allow directors who are independent of management an opportunity to discuss issues in the absence of management. Furthermore, individual directors may, in appropriate circumstances and subject to the approval of the Nominating and Governance Committee, engage independent advisors at the expense of the Company.

Board Committees

The Board has established four committees: the Audit Committee, the Compensation Committee, the Environmental Committee and the Nominating and Governance Committee.

The Audit Committee is composed of three directors, all of whom are unrelated directors. The Chairman of the Audit Committee, Paul B. Sweeney, is an unrelated director. The Audit Committee reviews annual and quarterly financial statements of the Company, oversees the annual audit process, the Company's internal accounting controls and the resolution of issues identified by the Company's auditors, and recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders at the next annual general meeting. In addition, the Audit Committee meets annually with the external auditors of the Company, without the presence of any other members of management.

The Compensation Committee is comprised of three directors, two of whom are unrelated directors independent of management of the Company. The Chairman of the Compensation Committee, J.E. Fletcher, is an unrelated director. The Compensation Committee determines the salary and benefits of the executive officers of the Company, determines the general compensation structure, policies and programs of the Company, administers the Company's stock option plan, and delivers an annual report to shareholders on executive compensation.

The Environmental Committee consists of seven directors (which represents all of the members of the Board), five of whom are unrelated directors independent of management of the Company. The Chairman of the Environmental Committee, Ross J. Beaty, is a related director. The Company recognizes that proper care of the environment is integral to its existence, its employees, the communities in which it operates and all of its operations. Accordingly, the Company has directed its operating subsidiaries to conduct all operations in an environmentally ethical manner having regard to local laws, requirements and policies (the "Global Statement"). The Company's operating subsidiaries have responsibility for compliance with the Global Statement and in connection therewith have established policies, programs and practices for conducting mining operations and mineral exploration and exploitation in an environmentally sound and locally acceptable manner. The Environmental Committee will ensure that an audit is made, not less than annually, of all exploration, construction, exploitation, remediation and mining activities undertaken by the Company's operating subsidiaries to assess consistency with the Global Statement.

The Nominating and Governance Committee consists of three directors, two of whom are unrelated directors independent of the Company's management. The Chairman of the Nominating and Governance Committee, Michael J.J. Maloney, is an unrelated director. The Nominating and Governance Committee oversees the effective functioning of the Board, oversees the relationship between the Board and management of the Company, ensures that the Board can function independently of management at such times as is desirable or necessary, assists the Board in providing efficient and effective corporate governance for the benefit of shareholders, identifies possible nominees for the Board, and reviews the qualifications of possible nominees for, and current members, of the Board. The Nominating and Governance Committee also annually reviews and makes recommendations to the Board with respect to: (i) the size and composition of the Board; (ii) the appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of directors to the committees; (iii) the appropriateness of the terms of the mandate and responsibilities of the Board; (iv) the compensation of the directors of the Company; (v) the directorships held by the Company's directors and officers in other corporations; (vi) the Company's nominees on the boards of directors of its subsidiaries and other corporations; and (vii) the Chairman and Chief Executive Officer and the appropriateness of the duties and responsibilities of the Chairman and Chief Executive Officer.

Decisions Requiring Prior Approval by the Board

The Board has delegated the day-to-day management of the business and affairs of the Company to the Chairman and Chief Executive Officer and the President and Chief Operating Officer, subject to compliance with capital plans approved from time to time by the Board. All capital plans, any transactions for hedging arrangements or forward sales or purchases of silver or other metals, and any policies for management of foreign currency risk require the prior approval of the Board or a committee thereof appointed by the Board for such purpose. Prior approval by the Board is also required in many specific instances under the *Company Act* (British Columbia), securities legislation and the by-laws, rules and policies of the TSE and the Nasdaq National Market.

Recruitment of New Directors and Assessment of Board Performance

The Nominating and Governance Committee, which meets at least once each year, is required to identify, review the qualifications of and recommend to the Board possible nominees for the Board to be proposed in management's Information Circular for election or re-election at each annual general meeting of the Company and to identify, review the qualifications of and recommend to the Board possible candidates to fill vacancies on the Board between annual general meetings.

Each new director is, on joining the Board, given an outline of the nature of the Company's business, its corporate strategy, current issues within the Company, the expectations of the Company concerning input from directors and the general responsibilities of the Company's directors. New directors will be required to meet with management of the Company to discuss and better understand the business of the Company and will be advised by counsel to the Company of their legal obligations as directors of the Company. Directors have been and will continue to be given tours of the Company's silver mines and development sites to give such directors additional insight into the Company's business.

Shareholder Feedback and Concerns

The Company presently conducts an active shareholder relations program, under the direction of its Vice-President of Corporate Relations, Rosalie Moore. The program involves meeting with a broad spectrum of investors, including conference calls for analysts, investment fund managers and interested members of the public with respect to reported financial results and other announcements by the Company, as well as meetings with individual investors, members of the press and the public. Shareholders are informed of developments in the Company by the issuance of timely press releases.

Management of the Company and the Vice-President of Corporate Relations, in particular, routinely make themselves available to shareholders to respond to questions and concerns. Shareholder concerns are dealt with on an individual basis, usually by providing requested information. Significant shareholders concerns are brought to the attention of management of the Company or the Board.

Under its written mandate, the Board is required to oversee the Company's communications policy. The Board monitors the policies and procedures that are in place to provide for effective communication by the Company with its shareholders and with the public generally, including effective means to enable shareholders to communicate with senior management and the Board. The Board also monitors the policies and procedures that are in place to maintain a cohesive and positive image of the Company with shareholders, the mining industry, governments and the public generally.

Expectations of Management

The Board expects management of the Company to conduct the business of the Company in accordance with the Company's ongoing strategic plan and to meet or surpass the annual and long-term goals of the Company set by the Board in consultation with management. As part of its annual strategic planning process, the Board specifies its expectations of management both over the next financial year and in the context of the Company's long-term goals. The Board reviews management's progress in meeting these expectations at Board meetings normally held every quarter.

Executive Compensation

Summary Compensation Table

The following table sets forth a summary of the total compensation paid to, or earned by, the Company's Chairman and Chief Executive Officer and the four other most highly paid executive officers of the Company and its subsidiaries (each a "Named Executive Officer") during the three most recently completed financial years.

Summary Compensation Table

		Annual Compensation (US$)			Long-Term Compensation	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Number of Common Shares Under Option Granted	All Other Compensation
ROSS J. BEATY	2001	98,600	-	-	-	-
Chairman and Chief	2000	105,300	-	-	235,000	-
Executive Officer	1999	92,800	17,300	-	40,000	-
JOHN H. WRIGHT	2001	122,300	-	-	-	-
President and Chief	2000	133,400	-	-	232,500	-
Operating Officer	1999	117,000	17,300	-	40,000	-
ANTHONY HAWKSHAW[1]	2001	108,000	-	-	80,000	-
Chief Financial Officer	2000	116,700	-	-	10,000	-
	1999	112,000	17,300	-	40,000	-
ANDRÉS DASSO	2001	160,000	-	-	20,000	-
Executive Director of Pan	2000	142,858	-	-	70,000	-
American Silver Peru, S.A.	1999	140,000	-	-	-	-
RAMON DAVILA	2001	122,400	-	-	-	-
Executive Director of Plata	2000	122,400	-	-	10,000	-
Panamericana S.A. de C.V.	1999	122,400	10,000	-	-	-

(1) Mr. Hawkshaw also receives certain perquisites as described under the heading "Termination of Employment, Change in Responsibilities and Employment Contracts" of this Information Circular.

Long-Term Incentive Plan

The Company does not presently have a long-term incentive plan for its executive officers.

Stock Options

The Company's current stock option plan (the "Current Plan") was established by the Board on March 26, 1998 (and approved by shareholders on May 5, 1998 and amended as approved by shareholders on May 20, 1999 and May 11, 2000). The Current Plan provides for the granting of options to purchase Common Shares to executive officers, directors and "Service Providers" of the Company. A "Service Provider" is defined as: (i) an employee of the Company; (ii) a person or company engaged to provide ongoing management or consulting services for the Company or for any entity controlled by the Company; and (iii) a person who provides ongoing management or consulting services to the Company or any entity controlled by the Company indirectly through a company that is itself a Service Provider.

The purpose of granting such options is to assist the Company in attracting, retaining, and motivating executive officers, directors, employees and consultants of the Company and its subsidiaries and to more closely align the personal interests of such executive officers, directors, employees and consultants to those of the shareholders. The Current Plan is intended to be competitive with the benefit programs of other companies in the mining industry.

The Current Plan complies with the rules set forth for such plans by the TSE. The term of any options granted under the Current Plan will be at the discretion of the Board, but will not be in excess of ten years in accordance with the rules and policies of any stock exchange or securities market on which Common Shares are listed. Any grant of options under the Current Plan will be within the discretion of the Board, subject to the condition that the maximum number of Common Shares which may be issuable under the Current Plan shall be 3,246,084 Common Shares or such additional amount as the Company's shareholders may approve from time to time. In addition, the number of Common Shares issuable under the Current Plan to any one optionee or in the aggregate to insiders of the Company must not, when combined with all of the Company's previously established or proposed share compensation arrangements, exceed 5% and 10%, respectively, of the total number of issued and outstanding Common Shares on a non-diluted basis. The number of Common Shares which may be issuable under the Current Plan, together with all the Company's other previously established or proposed share compensation arrangements, within a one year period: (i) to insiders of the Company in aggregate, shall not exceed 10% of the outstanding issue; and (ii) to one optionee who is an insider of the Company or any associates of such insider, shall not exceed 5% of the outstanding issue. The exercise price of options granted under the Current Plan will be set as the weighted average trading price of Common Shares on the TSE or, if the Common Shares are no longer listed on the TSE, on such other market on which the Common Shares are listed which the Board may select, for the five trading days (in which at least one board lot of the Common Shares were traded) prior to the date the option was granted. Under the Current Plan options will be non-assignable and non-transferable. The options granted under the Current Plan will terminate on the earlier of the expiry date of the options or 30 days after termination of employment, office or the date the individual ceases to be a Service Provider, where the reason for termination of the individual was otherwise than for cause or by reason of death or disability. In the event of termination for cause, the options granted under the Current Plan will terminate immediately upon the date which the individual ceases to be a director, officer or Service Provider. In the event the individual ceases to be a director, officer or Service Provider due to death or disability, the options granted under the Current Plan will terminate upon the earlier of the expiry date and 12 months after the date of death or disability. The Current Plan also contains an adjustment mechanism to alter, as appropriate, the option price or number of shares issuable under the Current Plan upon a share reorganization, corporate reorganization or other such event not in the ordinary course of business which alters share price or number of Common Shares outstanding. As at March 28, 2002 there were options outstanding under the Current Plan to acquire up to 2,390,500 Common Shares.

As at March 28, 2002, there were options granted pursuant to the Company's previous employee incentive stock option plan (the "Prior Plan") that was established on March 26, 1995 (and amended on May 2, 1996 and May 9, 1997) to purchase up to 610,000 Common Shares outstanding and held by directors, officers and employees of the

Company and its subsidiaries. The options granted under the Prior Plan are not assignable and terminate 30 days after the termination of employment or office. In the event of death, each option is fully exercisable by the optionee's heirs upon the earlier of:

(i) 60 days after the grant of probate of the will or letters of administration of the estate of the optionee;

(ii) one year after the date of death; or

(iii) ten years from the date of the initial grant of the option. In the event of retirement, each option granted under the Prior Plan is fully exercisable by the optionee at any time during the unexpired term of the option.

As at March 28, 2002, there were Options granted other than pursuant to the Prior Plan and the Current Plan (the "Non-Plan Options") to purchase up to 44,800 Common Shares outstanding and held by an officer of the Company. These Non-Plan Options were granted outside of the Current Plan or the Prior Plan. The grant of the Non-Plan Options was approved by an ordinary resolution of the shareholders on May 2, 1996. The Non-Plan Options comply with the terms and conditions of options granted under the Prior Plan.

The total number of Common Shares that may be issued pursuant to options granted under the Current Plan, together with options outstanding under the Prior Plan and outstanding Non-Plan Options, could exceed 10% of the issued and outstanding Common Shares. The Company has, however, undertaken to limit the number of Common Shares which may be issued pursuant to all outstanding options to more than 10% of the issued and outstanding Common Shares from time to time.

The Company provides no financial assistance to facilitate the purchase of Common Shares to directors, officers or employees who hold options granted under the Current Plan or the Prior Plan, or who hold Non-Plan Options.

The following table sets forth information concerning Options granted to the Named Executive Officers during the Company's most recently completed financial year. No stock appreciation rights are outstanding and it is currently intended that none be issued.

Option Grants During The Most Recently Completed Financial Year

Name	Number of Securities Under Options	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Securities)	Expiry Date
ANTHONY HAWKSHAW	80,000	17.4%	CDN$5.00	CDN$4.82	May 15, 2006
ANDRÉS DASSO	20,000	4.4%	CDN$5.00	CDN$4.82	May 15, 2006

The following table sets forth information concerning the exercise of options under the Current Plan and the Prior Plan and the exercise of Non-Plan Options during the financial year ended December 31, 2001 and the value at December 31, 2001 of unexercised in-the-money options under the Current Plan and the Prior Plan and unexercised in-the-money Non-Plan Options held by each of the Named Executive Officers.

Option Exercises During the Most Recently Completed Financial Year

Name	Securities Acquired on Exercise	Aggregate Realized Value (US$)	Unexercised Options at Financial Year End Exercisable/ Unexercisable	Value of Unexercised in- the-Money Options at Financial Year End Exercisable (US$)/ Unexercisable (US$)
ROSS J. BEATY	-	Nil	307,000/8,000	$252,300/-
JOHN H. WRIGHT	20,000	$10,000	284,500/8,000	$228,100/-
ANTHONY HAWKSHAW	-	Nil	306,800/8,000	$96,600/-
ANDRÉS DASSO	20,000	$20,300	90,000/-	$75,100/-
RAMON DAVILA	-	Nil	60,000/-	$10,700/-

Termination of Employment, Change in Responsibilities and Employment Contracts

Of the Named Executive Officers, only Anthony Hawkshaw, the Company's Chief Financial Officer, is currently engaged under an employment contract. This contract is for an indefinite term and provides for base salary, discretionary bonus, grant of 200,000 stock options (which were granted by the Company in 1995), four weeks vacation time and various minor perquisites. This contract also provides that in the event: (i) the current Chairman of the Board of the Company ceases to act as a director, officer or employee of the Company; (ii) Mr. Hawkshaw's employment with the Company is terminated other than for cause; or (iii) more than 50% of the outstanding voting securities of the Company are acquired by any third party (any of which being a "Compensable Event"), the Company will make a lump sum cash payment to Mr. Hawkshaw equal to 24 months salary.

Compensation Committee

The Company has a compensation committee comprised of the following directors: J.E. Fletcher, Michael J.J. Maloney and Ross J. Beaty. The Chairman of the compensation committee, J.E. Fletcher is an unrelated director independent of management. The duties and responsibilities of the Compensation Committee are set out in this Information Circular under the heading "Corporate Governance - Board Committees".

Report of the Compensation Committee

The Company's compensation structure is designed to reward performance and to be competitive with the compensation arrangements of other Canadian resource companies of similar size and scope of operations. Each executive officer's position is evaluated to establish skill requirements and level of responsibility and this evaluation provides a basis for internal and external comparisons of positions. In addition to industry comparables, the Board and the Compensation Committee consider a variety of factors when determining both compensation policies and programs and individual compensation levels. These factors include the long-term interests of the Company and its shareholders, overall financial and operating performance of the Company and the Board's and the Compensation Committee's assessment of each executive's individual performance and contribution towards meeting corporate objectives. Executive officer compensation is composed of three major components: base salary, cash or share bonus and stock options.

Base salary ranges are determined following a review of market data for similar positions in Canadian resource companies of comparable size and scope of operations. The salary for each executive officer's position is then determined having regard for the incumbent's responsibilities, individual performance factors, overall corporate performance, potential for advancement, and the assessment of the Board and the Compensation Committee of such matters as are presented by management.

The second component of the executive officers' compensation is a cash or share bonus. In light of a recommendation from the Compensation Committee, the Board may grant executive officers cash or share bonuses. To date the performance criteria and objectives considered by the Compensation Committee and the Board for determining the availability of such bonuses include the Company's share performance generally and each executive officer's role in (i) increasing the Company's silver production, (ii) co-ordinating the exploration for and development of silver properties for the Company, (iii) expanding the Company's base of silver properties through acquisitions and (iv) improving the Company's profitability. Based upon the substantial efforts of certain senior officers and employees of the Company and its subsidiaries in 2001 the Compensation Committee recommended, and the Board approved, subject to shareholder and regulatory approval, the issuance of 69,000 Bonus Shares to 15 executive officers and employees of the Company and its subsidiaries. The number of Bonus Shares received will range from 9,000 Bonus Shares to 3,000 Bonus Shares per individual. By contrast, the Company did not pay any bonus in 2000 and in 1999 the Compensation Committee recommended and the Board approved, the payment of $76,200 in aggregate cash bonuses divided among five officers and employees of the Company and its subsidiaries. The Compensation Committee and the Board will next consider the issuance of cash or share bonuses to executive officers and employees at or about the end of the Company's next financial year.

The third component of the executive officers' compensation is stock options. The Compensation Committee or the Board, subject to approval by regulatory authorities, may from time to time grant stock options to executive officers under the Company's Current Plan which was approved by shareholders of the Company on March 26, 1998 and amended as approved by the Shareholders on May 20, 1999 and May 11, 2000. The Compensation Committee of the Company may also from time to time grant stock options to executive officers outside of the Current Plan, which options are subject to approval by both regulatory authorities and shareholders. Grants of stock options are intended to emphasize executive officers' commitment to the growth of the Company and the enhancement of Common Share value. Options were last granted to executive officers generally in May 2001 and are granted to newly hired executive officers at the time of their initial employment. The Company places strong reliance on stock options in terms of the total compensation of its executive officers in keeping with overall compensation trends in the Canadian mining industry and to conserve the Company's cash.

J.E. FLETCHER
MICHAEL J.J. MALONEY
ROSS J. BEATY

Compensation of Directors

Each director of the Corporation receives a fee of CDN$500 for each meeting of the Board or any committee thereof attended in person and CDN$300 for each meeting held by teleconference. The Company also reimburses its directors for reasonable out-of-pocket expenses related to their attendance at meetings or other expenses incurred for Company purposes. In 2001, no fees were paid to directors as part of the Company's efforts to conserve cash.

Performance Graph

The following graph compares the yearly percentage change in the Company's cumulative total shareholder return on its Common Shares with the cumulative total return of the TSE 300 Stock Index, for the financial years ended December 31, 2001, 2000, 1999, 1998, 1997 and 1996:


200
150
100
50
0
1996
1997
1998
1999
2000
2001
Pan American Cumulative Return
TSE Cumulative Return

	For the Financial Years Ended					
	Dec. 31, 1996	Dec. 31, 1997	Dec. 31, 1998	Dec. 31, 1999	Dec. 31, 2000	Dec. 31, 2001
TSE 300 Index Return	100	112	108	141	150	129
Company Return	100	180	92	93	49	80

Interest of Insiders in Material Transactions

No insider of the Company and no associate or affiliate of any insider has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year, or in any proposed transaction, which in either such case has materially affected or will materially affect the Company, except as disclosed below.

Management Contracts

There are no other management functions of the Company which are, to any substantial degree, performed by a person other than the directors or senior officers of the Company.

Interest of Certain Persons in Matters to be Acted Upon

Except as disclosed herein, no director or executive officer of the Company, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

Other Matters

Management of the Company knows of no other matters which will be brought before the Meeting, other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxies solicited hereby will be voted on those matters in accordance with the best judgment of the persons voting such proxies.

Availability of Documents

The Company will provide to any person or corporation, upon request, one copy of any of the following documents:

(a) the Company's latest Annual Information Form, together with any document, or the pertinent pages of any document, incorporated therein by reference;

(b) the comparative financial statements of the Company for the Company's most recently completed financial year in respect of which such financial statements have been issued, together with the report of the auditors thereon, and any interim financial statements of the Company subsequent to the financial statements for the Company's most recently completed financial year; and

(c) the Information Circular of the Company in respect of the most recent annual meeting of shareholders of the Company which involved the election of directors.

Copies of the above documents will be provided, upon request to the Controller and Corporate Secretary of the Company at 1500-625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6, free of charge to shareholders of the Company. The Company may require the payment of a reasonable charge from any person or corporation who is not a shareholder of the Company and who requests a copy of any such document.

Approval of this Circular

The contents of this Information Circular have been approved by the directors of the Company and its mailing has been authorized by the directors of the Company pursuant to resolutions passed March 28, 2002.

DATED at Vancouver, British Columbia, this 28th day of March, 2002.

BY ORDER OF THE BOARD

(Signed) GORDON JANG,
Controller and Corporate Secretary

SCHEDULE A

RESOLUTIONS

Ordinary Resolution of the Meeting approving the issuance of a share bonus to employees of the Company and its subsidiaries.

"WHEREAS:

A. The Company wishes to issue to certain officers and employees of the Company or its subsidiaries common shares in the capital of the Company for their performance on behalf of the Company or such subsidiaries;

BE IT RESOLVED that:

1. For the purpose of satisfying any and all regulatory requirements, the issuance of 69,000 common shares in the capital of the Company to 15 officers and employees of the Company or one or more of its subsidiaries for their performance on behalf of the Company or such subsidiaries, including the issuance of 33,000 common shares to five insiders of the Company, as defined in the *Securities Act* (Ontario) (other than persons who fall within the definition of an insider solely by virtue of being a director or senior officer of a subsidiary of the Company), is hereby approved and the issuance of such common shares by the Board of Directors of the Company on behalf of the Company is hereby ratified, approved and confirmed; and

2. Any one of a group consisting of the directors and officers of the Company be and is hereby authorized, for and on behalf of the Company, to do all acts and things, to execute, under the Company's common seal or otherwise, and deliver all documents and instruments, to give all notices and to deliver and file with the regulatory authorities or otherwise, or distribute, all documents and information which may, in the opinion of such person, be necessary or desirable to implement this ordinary resolution or otherwise in connection with the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document or instruction and the taking of any such action."

PAN AMERICAN SILVER CORP.
1500 - 625 Howe Street
Vancouver, British Columbia
Canada, V6C 2T6

PROXY
ANNUAL GENERAL MEETING
May 10, 2002

THIS PROXY IS BEING SOLICITED BY MANAGEMENT OF THE COMPANY

The undersigned member ("shareholder") of Pan American Silver Corp. (the "Company") hereby appoints Anthony Hawkshaw, or failing him Gordon Jang, or

____

as proxyholder for and on behalf of the undersigned to attend the annual general meeting of the Company to be held on May 10, 2002 and any adjournments thereof (the "Meeting"), to act for and on behalf of and to vote the shares of the undersigned and to cast the number of votes the undersigned would be entitled to cast if personally present with respect to the matters specified below.

I direct my proxy to vote as follows:

1. To reappoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company to hold office until the next annual general meeting.

   FOR ☐ WITHHOLD ☐

2. To authorize the directors of the Company to fix the remuneration to be paid to the auditors of the Company.

   FOR ☐ AGAINST ☐

3. To elect the following persons as directors of the Company for the ensuing year:

Ross J. Beaty	FOR	☐	WITHHOLD	☐
William A. Fleckenstein	FOR	☐	WITHHOLD	☐
Michael Larson	FOR	☐	WITHHOLD	☐
Michael J.J. Maloney	FOR	☐	WITHHOLD	☐
Paul B. Sweeney	FOR	☐	WITHHOLD	☐
John M. Willson	FOR	☐	WITHHOLD	☐
John H. Wright	FOR	☐	WITHHOLD	☐

4. To pass an ordinary resolution approving the issuance by the Company of 69,000 common shares in the capital of the Company to officers and employees of the Company and its subsidiaries for their performance on behalf of the Company and such subsidiaries.

   FOR ☐ AGAINST ☐

The undersigned hereby revokes any proxy previously given in respect of the shares represented hereby.

EXECUTED on the _______ day of ______________, 2002.
If not dated, this proxy will be deemed to be dated the date of mailing of the accompanying Information Circular.

____
Signature of Member(s)

____
Name of Member(s)
(Please print clearly)

____
Address

____
City/Province

____
Number of Shares Held
If left blank, all shares registered in your name will be deemed to be represented by this proxy.

NOTES TO PROXY

1. If the instructions of the shareholder on this proxy are certain, the common shares represented by this proxy will, on any poll, be voted as the shareholder may have specified by marking an "X" in the spaces provided for that purpose. **IF NO CHOICE IS SPECIFIED, THE COMMON SHARES WILL BE VOTED AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE.**

2. If for any reason the instructions of the shareholder on this proxy are uncertain as they relate to the election of directors, the proxyholder will **NOT** vote the shares represented by this proxy for any director.

3. **THIS PROXY ALSO CONFERS A DISCRETIONARY AUTHORITY TO VOTE THE SHARES WITH RESPECT TO:**

   A) AMENDMENTS OR VARIATIONS OF MATTERS IDENTIFIED IN THE NOTICE OF MEETING; AND

   B) OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING,

   BUT ONLY IF MANAGEMENT HAS NOT BEEN MADE AWARE A REASONABLE TIME PRIOR TO THIS SOLICITATION THAT THE AMENDMENTS, VARIATIONS OR OTHER MATTERS ARE TO BE PRESENTED FOR ACTION AT THE MEETING.

4. **IF THE SHAREHOLDER DOES NOT WISH TO APPOINT THE PERSON NAMED IN THIS PROXY, HE OR SHE SHOULD STRIKE OUT THEIR NAMES AND INSERT IN THE BLANK SPACE PROVIDED THE NAME OF THE PERSON HE OR SHE WISHES TO ATTEND AND ACT AS HIS OR HER PROXYHOLDER AT THE MEETING. SUCH OTHER PERSON NEED NOT BE A SHAREHOLDER OF THE COMPANY.**

5. This proxy may not be valid unless it is dated and signed by the shareholder or by his or her attorney duly authorized by him or her in writing, or, in the case of a corporation, is executed under its corporate seal or by an officer or officers or attorney for the corporation duly authorized. If this proxy is executed by an attorney for an individual shareholder or joint shareholder or by an officer or officers or the attorney of a corporate shareholder not under its corporate seal, the instrument so empowering the officer or officers or the attorney, as the case may be, or a notarial copy thereof, should accompany the proxy.

6. The proxy may be revoked by delivering an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing, or where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation: (i) at the registered office of the Company, at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada, V7X 1T2 at any time up to and including the last business day preceding the Meeting or any adjournment thereof; or (ii) with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, before any vote in respect of which the proxy is to be used shall have been taken. A shareholder may also revoke this proxy by depositing another properly executed instrument appointing a proxyholder bearing a later date with the Company in the manner described above or in any other manner permitted by law.

7. The proxy may not be used at the Meeting unless it is deposited at the office of COMPUTERSHARE TRUST COMPANY OF CANADA, the Company's Registrar and Transfer Agent, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9, Attention: Stock Transfer Department, no later than 2:00 p.m. (Vancouver time) on Wednesday, May 8, 2002. The Chairman of the Meeting has the discretion to accept proxies filed subsequently.

DOCUMENT 2





Pan American Silver Corp.

2001 Annual Report

Cover:
Silver has a pure sweet accoustic resonance, better than that of any other metal, and is the preferred metal for making high quality musical instruments.

Pan American Silver Production

(millions of ounces)



12.0
10.0
8.0
6.0
4.0
2.0
0
3.6
6.9
9.0
11.5
1995
1996
1997
1998
1999
2000
2001
2002 est
2003 est

Cautionary Statement

Some of the statements in this Annual Report are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals. Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American's Form 40-F.

Pan American Silver is founded upon a single mission – to be the best vehicle for investors wanting real exposure to higher silver prices.

To accomplish this, we strive to optimize efficiency at our primary silver mines, to increase our silver production, to have the most successful silver exploration programs, to hold the largest silver reserves and resources, and to be the purest of the world's large silver producers.



Although about one quarter of the world's annual silver supply is consumed in photography, much of this silver is recycled from within the photographic sector from used film, fluids and paper.

- All of the silver in color film processing is kept in the developing solution – none ends up on the photo – meaning that 100 percent recycling is possible.
- Black and white imaging is the poorest recycler of silver. X-rays consume 30 to 40 percent of the silver used in photography annually and the number of x-rays taken each year is growing rapidly.
- Much of the growth in demand for photographic products comes from developing countries, where recycling industries are immature and access to digital technology is very limited.



Sterling silver contains 92.5 percent silver. It is commonly alloyed with gold or copper for manufacture of stunning jewelry and silverware.

- Silver can be buffed to a higher polish than any other metal, a quality highlighted in mirrors and reflective coatings on glass, cellophane and metals.
- Silver's superior ductility and reflective luster make it a better metal for jewelry than the more brittle and duller gray finish of platinum – it is also much less expensive.
- As a precious metal, silver is also used in coinage programs in many countries. The US Strategic Defence Stockpile contained approximately 2 billion ounces of silver after World War II. The last of this silver was delivered to the US Mint in 2001. Silver for future US coinage programs will be sourced from open market purchases.





One of the most fascinating properties of silver is its bactericidal quality.

- In ionic form, silver kills bacteria by breaking down their cell walls, yet it is inert in the human body. No silver-resistant bacterial strains are known to exist.
- Besides the more commonly known silver medicinal uses in eye drops, nasal spray and burn ointments, *silver is replacing the use of chlorine, which is now* suspected to have long-term toxic effects, in water filtration systems for hospitals, apartments, pools, schools and municipalities.
- Silver compounds may grow very rapidly in use as wood preservatives (for decking, outdoor furniture, railroad ties, telephone poles, etc.) as a substitute for arsenic compounds, which are toxic to the environment. Several large home product retailers have stated that, within two years, they will no longer sell arsenic treated wood.
- In a similar use, paints containing silver compounds may gradually replace those currently used for marine anti-fouling coatings for boats, docks, piers, etc.



Silver has the highest electrical conductivity of all metals. In fact silver defines conductivity – all other metals are compared against it.

- Silver possesses the unique ability to not spark, making its use in electrical contacts irreplaceable.
- Silver has the unique ability to "wet" (join) many metals. It is this quality that consumes silver in many soldering and brazing applications. Silver is replacing tin/lead solders in many applications – for its higher conductivity and to eliminate the use of lead for environmental reasons.
- Silver tape is a critical component of high temperature superconductive wires, which can carry more electrical current than conventional wire bundles, with far less resistance and in a fraction of the space. Superconductive cables will be a critical component of power grids of the future, especially in metropolitan areas where space is at a premium and the existing power infrastructure must carry greater current loads.

Chairman's Report to the Shareholders



In 2001 Pan American "did well that which should not have been done at all," to paraphrase Gore Vidal. We opened two new silver mines (on schedule and budget), nearly doubled our silver production, increased to 63 percent our revenue leverage to silver, paid down much of our debt and refinanced the rest, raised $9 million in new equity capital, increased our interest in Huaron to 100 percent in a non-cash deal, reduced our workforce and shrank our general and administrative costs significantly. We also set the stage for further dramatic increases in our silver production in 2002 and 2003.

In spite of these accomplishments, 2001 was our worst year ever in terms of financial performance at our operations. All the benefits of our higher production were more than offset by profound and persistent decreases in metal prices throughout the year. We ended the year with a loss of $8.1 million and a cash loss from operations of $2.1 million. This operating loss in 2001 was very frustrating, particularly since our operations were run as planned, in very lean and efficient fashions, and by extremely talented and dedicated individuals.

We simply do not have any control on metal prices, which are set by international markets and define our revenue base. For example, our decision to construct Huaron was made in August 2000 when nearly all metals analysts were predicting strong metal prices in 2001– prices that would have enabled us to operate Huaron profitably in 2001. Between September 2000 when construction began and September 2001 when the mine was operating at full scale, silver prices declined 13 percent, zinc dropped 30 percent and copper fell 20 percent. These declines resulted in $19 million in lost consolidated revenue. While we might have protected our revenues with metal hedging, we are naturally loath to hedge any of our silver production and must live with the consequences of this policy when prices decline.

On the positive side, I am very hopeful that the turn-around in metal prices seen since last November will continue in 2002 so that our hard work and operational successes in 2001 will be rewarded with an improved financial performance this year. We are well positioned to report operating earnings and I look forward to that occurring even with average metal prices of the last six years. We recently strengthened our balance sheet with $15.6 million in new equity that will position us to withstand further difficult metals markets if they eventuate. And if they do not, we will have the funding in place to continue our growth record through expansion of our high-grade and nearly pure silver La Colorada mine in Mexico.



Ross J. Beaty, *Chairman and Chief Executive Officer (seated) and* **John H. Wright,** *President and Chief Operating Officer (standing)*

Pan American's mining growth in 2001 now establishes us as one of the largest and purest silver producers in the world. We hold a solid, diversified asset package with a great deal of continuing growth opportunities. Our focus in 2002 and future years will be to build on this base, to increase our financial strength and to continue our efforts to be the pre-eminent silver producer for equity investors. We continue to seek the best silver exploration projects available, build the best silver mines we can, and increase our silver reserves and resources assiduously.

My appreciation is extended once again to our fine employees, contractors and suppliers without whom we could not operate. 2001 was a particularly stressful year due to the difficult metals markets and to the construction and operational challenges of our two new mines. We have more depth now as an operating company, having surmounted these challenges, and we are ready for new ones as we continue our growth. To our Board of Directors I would also extend my thanks, again. Special appreciation is due to Mr. Ted Fletcher, who will soon be stepping down from the Board after seven years of dedicated service. Mr. John Willson, a mining engineer who served, until his retirement in 2000, as President and CEO of Placer Dome Inc., one of the world's largest gold mining companies, will take Ted's place on our Board.

My final comment concerns silver. I have just returned from a fascinating trip to China, where I headed a mission from The Silver Institute, of which I am President this year. The trip was prompted by the large Chinese silver exports since 1999, a very significant and negative factor (from a producer standpoint) in the world silver market. I returned from China convinced that Chinese silver demand will pick up significantly in coming years such that China will soon become a very positive element in the world silver equation. I am also convinced that industrial demand and investment demand for silver will pick up considerably this year, compared to last year's depressed levels, resulting in higher silver prices throughout the year.

We have suffered the equity dilution needed to finance our three mines, and have successfully overcome the construction and start-up risks of our new mines. We are operating efficiently with great leverage to silver, and we are now ready for the pronounced improvement in silver prices we have been expecting since we began our enterprise in 1994. It is good to have 2001 behind us, though I am very pleased with our growth achievements. I look forward to similar growth in the future, and much better financial results too.

Respectfully submitted,

"signed by"

Ross J. Beaty
Chairman and Chief Executive Officer
March 11, 2002

"Pan American now has over 611 million ounces of contained silver in reserves and resources."

Ross Beaty, Chairman & CEO



Pan American Silver is a mining company focused exclusively on silver.

Production from our three wholly-owned primary silver mines in 2001 was 6.9 million ounces of silver – a 92 percent increase over that of 2000.

Output from the Quiruvilca mine in Peru was scaled back in 2001 to 3.26 million ounces of silver due to low metal prices. In April 2001 full-scale production began at the Huaron mine, also in Peru, which contributed 2.9 million ounces of silver production for the remainder of 2001. Huaron's silver production in 2002 is forecast at 4.7 million ounces. Small-scale production also began in early 2001 from the La Colorada mine in Mexico, resulting in 0.76 million ounces of silver output for the year.

Steady state production from these three operations should result in approximately 9.0 million ounces of silver production in 2002 – a further 25 percent increase over 2001's output. Development plans are underway to begin full-scale production at La Colorada in early 2003, which would add 2.6 million ounces of silver output, and bring Pan American Silver's total production to over 11.0 million ounces in 2003. This production base will make Pan American Silver the purest large silver producer in the world.

Pan American now controls total silver reserves and resources of more than 611 million ounces and property holdings that give it a solid pipeline of future development projects.

Pan American Silver is listed on the NASDAQ National Market Board (trading symbol PAAS) and the Toronto Stock Exchange (trading symbol PAA), where it forms part of the TSE 300 Index, the TSE 200 Index, and the S&P/TSE Small Cap Index.

HEDGING PHILOSOPHY

Metal hedging has received a very bad name in recent years. But there is a huge difference between hedging and speculation. When banks fund mine construction, they commonly require the mining company to set a floor price for the sale of a portion of the mine's metal production. This requirement reduces the risk that the mining company may not be able to make loan payments if there were a downward swing in metal prices. Commonly, companies establish a floor price by buying puts, which give the company the right, but not the obligation, to sell their metal at a pre-defined price. Buying puts is the most conservative hedging tool but it costs money, thereby reducing the ultimate rate of return on the mine. Companies occasionally offset a portion of the cost of establishing a floor price by selling calls. Selling calls may obligate the company to provide a set amount of metal to the buyer at the agreed price, which is usually higher than the floor price. Some companies go beyond prudent measures by selling calls or forwards for several times the amount of their annual production. This is pure speculation. In the event of a significant increase in metal price, being forced to honor sales contracts for more metal than is produced is often difficult, if not impossible, and is very costly. Pan American will not engage in this type of speculation.

Pan American is loath to give away the upside on any of its silver production and will do so only to the minimum extent required as a condition of prudent mine financing.

COST PER OUNCE CALCULATIONS

Pan American, like many other precious metals producers, uses methods established by The Gold Institute (Production Cost Standards, Nov. 1999) to calculate costs per ounce produced at mine operations. For each mine we total all direct mining costs, add smelting and shipping costs, plus royalties, production-related taxes and mine management/ administration costs. From this total we subtract the dollar amount we get from selling the mine's by-products (zinc, lead, copper, gold) to get the "total cash cost per ounce" of silver produced. Our total cash costs will reflect our mining efficiency, and also the by-product metal prices. For instance, when zinc prices are low, we get smaller by-product revenues from zinc. Subtracting this smaller by-product number from our total costs yields a higher total cash cost per ounce of silver. The "total production cost per ounce" of silver is the "cash cost per ounce" of silver plus DD&A and reclamation. The DD&A number (depreciation, depletion and amortization) is an accounting allowance for the cost to acquire, develop, construct and sustain a mining operation. The reclamation component is an accounting allowance for the cost to close the mine at the end of its life. The bulk of these dollars are spent at the beginning or end of a mine's life but, of course, *reflect the true total mine cost.*

Reserves and Resources

Property	Category	Tons	Tonnes	Ag Grade opt	Ag Grade gpt	Ag oz millions	By-products
Quiruvilca, Peru	Proven and Probable Reserve		2,749,400		192	17.0	4.6% Zn, 1.7% Pb, 0.5% Cu
	Measured and Indicated Resource		2,114,200		137	9.3	2.7% Zn, 1.0% Pb, 1.8% Cu
	Inferred Resource		3,026,800		167	16.3	4.4% Zn, 1.6% Pb, 0.4% Cu
Huaron, Peru	Proven and Probable Reserve		6,684,800		252	54.2	4.6% Zn, 2.4% Pb, 0.5% Cu
	Measured and Indicated Resource		2,590,800		221	18.4	4.6% Zn, 2.8% Pb, 0.2% Cu
	Inferred Resource		4,764,500		228	34.9	3.7% Zn, 2.3% Pb, 0.5% Cu
La Colorada, Mexico	Proven and Probable Reserve		2,743,600		458	40.4	0.53 g/t Au
	Measured and Indicated Resource		1,747,200		267	15.0	0.19 g/t Au, 1.5% Zn, 1.0% Pb
	Inferred Resource (veins)		2,443,300		363	28.5	0.24 g/t Au, 2.6% Zn, 1.6% Pb
	Inferred Resource (breccias)		5,000,000		108	17.4	0.24 gpt Au, 0.6% Zn, 1.7% Pb
Dukat, Russia	Proven and Probable Reserve		10,551,200		755	256.1	1.54 g/t Au
	Measured and Indicated Resource		3,750,000		489	59.0	1.0 g/t Au
	Inferred Resource		17,060,000		295	161.8	0.66 g/t Au
San Vicente, Bolivia	Indicated Resource		2,388,500		383	29.4	4.4% Zn
	Inferred Resource		1,710,400		349	19.2	5.3% Zn
Hog Heaven, Montana	Measured and Indicated Resource	3,023,000		4.97		15.0	0.018 opt Au
	Inferred Resource	8,205,000		4.11		33.7	0.004 opt Au
Waterloo, California	Indicated Resource	37,235,000		2.71		100.9	13.4% barite
Hardshell, Arizona	Indicated Resource	20,000,000		3.35		67.0	8% Mn

Total Proven and Probable Reserves* 162.8 million ounces silver

Total Measured and Indicated Resources* 266.8 million ounces silver
(in addition to reserves)

Total Inferred Resources* 182.3 million ounces silver
(in addition to reserves and other resources)

Note: All reserves were calculated using metal prices of $5.00/oz silver, $275/oz gold, $1000/t zinc, $500/t lead, and $1600/t copper except La Colorada, which was based on $4.50/oz silver. Resource and reserve estimations were prepared in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) on August 20, 2000 and were prepared under the supervision of Norm Pitcher, P. Geo., Chief Geologist for Pan American Silver Corp., who is its "Qualified Person" for this purpose. Resources for Hog Heaven, Waterloo and Hardshell are based on historical estimates prepared by third party mining companies. Mineral resources do not have demonstrated economic viability. Reserve and resource categories for Pan American's operations are broken down further in mine discussion sections.

*totals include only 20% of Dukat


Dukat
Hog Heaven
Waterloo
Hardshell
La Colorada Mine
Ocotlan
PRODUCING MINE
Quiruvilca Mine Peru (99.7%)
Huaron Mine Peru (99.8%)
La Colorada Mine Mexico (100%)
EXPLORATION
San Vicente Bolivia (option for 100%)
Ocotlan Mexico (option for 100%)
Manantial Espejo Argentina (50%)
Tres Cruces (gold) Peru (50%)
Barrick Option (gold) Peru (100%)
Anglo Option (base metals) Peru (100%)
INVESTMENT
Dukat Mine Far East Russia (20%)
Hog Heaven Montana (100%)
Waterloo California (100%)
Hardshell Arizona (option to 100%)
Barrick Option
Quiruvilca Mine
Tres Cruces
Anglo Option
Huaron Mine
San Vicente
Manantial Espejo

Production

During 2001, Pan American added production from two new mines, Huaron in Peru and La Colorada in Mexico, to its existing production from Quiruvilca. Although Quiruvilca is a primary silver mine (generating the majority of its revenues from silver) it produces a significant quantity of zinc metal as a by-product. Huaron is more "purely" a primary silver mine than Quiruvilca since it gets a larger percentage of its revenues from silver. For instance, adding a full year's production from Huaron increases Pan American's silver output by 140 percent, but zinc production only rises by 80 percent. In 2001 Pan American's Peruvian revenue breakdown by metal was 60 percent from silver, 35 percent from zinc and the remaining 5 percent from lead and copper. The addition of production from La Colorada makes Pan American's silver "purity" even greater since over 90 percent La Colorada's revenues come from silver. Small-scale production from La Colorada in 2001 increased Pan American's consolidated silver revenues to 63 percent. Full-scale production from La Colorada, planned to begin in 2003, would increase this number to 70 percent. This production base and revenue exposure to silver will make Pan American the purest large silver producer in the world.

Pan American Silver Consolidated Revenue Breakdown for 2001



63% Silver
1% Copper
5% Lead
32% Zinc

The average price that Pan American realized for its metals sales in 2001, net of refining costs, declined again in 2001: silver fell to $4.01 in 2001 from $4.57 in 2000; zinc averaged $0.40 per pound in 2001 compared with $0.51 per pound in 2000; copper decreased to $0.62 per pound in 2001 from $0.74 in 2000, and lead remained static at $0.21 per pound in both 2001 and 2000.

Quiruvilca Mine, Peru

OVERVIEW

Pan American has operated the Quiruvilca mine in Peru since late 1995. The mine is located at an elevation of 3,800 meters in the Andes Mountains of northern Peru, approximately 130 kilometers inland from the coastal city of Trujillo. It is one of Peru's oldest mines with evidence of mining activity dating back to at least the 1500's. ASARCO Incorporated operated Quiruvilca from 1925 until September 1995, when Pan American Silver acquired its 99.7 percent interest in the mine.

Quiruvilca's ore is hosted in widespread vein systems that extend through the same volcanic rock package that hosts the mineralization at Latin America's two largest gold mines (both in Peru): Newmont's Yanacocha mine and Barrick's Pierina mine. The underground workings at Quiruvilca cover an area four kilometers long by three kilometers wide and extend to more than 350 meters in depth. With more than 100 active working faces on the veins, and average mining widths of 0.7 meters, the operation does not lend itself to modern mining technology and is, therefore, very labor intensive.





YANACOCHA
(Newmont/
Buenaventura)
LEGEND
Producing Mine
N
Cajamarca
QUIRUVILCA MINE
SILVER-ZINC-LEAD
Huamachuco
LOS ANGELES
GOLD PROJECT
Trujillo
Salaverry
TRES CRUCES
GOLD PROJECT
Pacific
Ocean
Chimbote
PIERINA
(Barrick)
Huaráz
0
100
Kilometers



View of Quiruvilca mine from ridge southeast of site.

Production

2001 SUMMARY

2001 was a very challenging year for operations at the Quiruvilca mine. After achieving record life-of-mine metal production in 2000 with over 3.6 million ounces of silver output, Quiruvilca's production was intentionally scaled back in 2001 due to severely depressed silver and zinc prices. Pan American examined temporarily stopping production from Quiruvilca, but the costs of severance, reclamation, security and later re-starting would have been much greater than the 2001 operating loss at the mine. Metal production in 2001 was 3,259,372 ounces of silver, 21,009 tonnes of zinc, 8,358 tonnes of lead and 1,204 tonnes of copper from 568,451 tonnes of ore processed. Total cash and total production costs per ounce of silver produced (net of by-product revenues) in 2001 increased to $4.71 and $5.66, respectively, due mostly to the extremely low zinc price. Capital expenditures in 2001 amounted to $470,000, most of which was spent on 340 level development and construction of a new hospital. Significant cost reductions were achieved through further employee lay-offs and elimination of low-grade ore from the mine plan, but savings were more than consumed by continually declining silver and zinc prices throughout the year.

Actual Revenue Breakdown for Quiruvilca - 2001


52% Silver
1% Copper
5% Lead
42% Zinc

Reserve tonnage for Quiruvilca decreased in 2001 due to the use of a lower zinc price in the reserve estimate. Exploration drifting, which is used to replace mined reserves, was also cut back in 2001 as a cost reduction measure.

Quiruvilca's mine plan for 2002 forecasts production of approximately 3.15 million ounces of silver, 20,550 tonnes of zinc, 8,150 tonnes of lead and 1,250 tonnes of copper, at total cash costs of $4.06 per ounce of silver produced (based on $4.50/ounce silver and $0.40/pound zinc). Spending for 2002 is budgeted at $1.3 million and will focus on development and infrastructure on the 340 level and tailings expansion.



Treatment facilities at Quiruvilca.

QUIRUVILCA MINE STATISTICS

	1995	1996	1997	1998	1999	2000	2001
Tonnes milled	452,090	459,660	508,560	537,705	562,584	615,382	568,451
Tonnes/month	37,674	38,305	42,380	44,809	46,882	51,281	47,371
Grade							
g/t silver	210	211	201	206	202	205	202
% zinc	4.42	4.72	4.79	4.62	4.59	4.40	4.12
% lead	1.48	1.40	1.35	1.33	1.47	1.59	1.63
% copper	0.37	0.41	0.41	0.34	0.34	0.35	0.38
Recovery to concentrates							
% silver	82.0	84.0	86.6	87.7	88.8	89.1	88.5
% zinc	88.4	89.8	90.2	90.2	90.4	90.4	89.8
% lead	81.8	81.5	81.1	85.9	88.7	89.3	90.3
% copper	52.8	61.1	61.3	58.0	57.9	57.1	56.4
Production to concentrates							
ounces silver	2,506,635	2,624,213	2,840,648	3,116,144	3,236,774	3,611,589	3,259,372
tonnes zinc	17,663	19,680	21,984	22,415	23,340	24,462	21,009
tonnes lead	5,499	5,338	5,581	6,142	7,319	8,740	8,358
tonnes copper	878	1,047	1,281	1,060	1,098	1,215	1,204
Operating cost							
(per tonne milled)	$60.79	$53.79	$48.72	$47.45	$45.34	$44.14	$43.23
Reserves tonnes	3,078,000	2,612,100	2,904,395	3,515,000	3,604,270	3,395,985	2,749,400
Grade							
g/t silver	209	224	248	225	215	189	192
% zinc	4.70	5.14	5.68	5.21	5.09	4.63	4.6
% lead	1.63	1.72	1.83	1.77	1.79	1.65	1.7
% copper	0.46	0.43	0.60	0.87	0.86	0.48	0.5

QUIRUVILCA MINERAL RESERVES AND MINERAL RESOURCES* *(as of December 31, 2001)*

	Tonnes	Silver g/t	Zinc %	Lead %	Copper %
Proven Reserve	1,743,000	195	4.53	1.68	0.47
Probable Reserve	1,006,000	187	4.70	1.64	0.43
Measured Resource	1,668,100	136	2.32	0.87	1.94
Indicated Resource	446,100	139	3.88	1.37	1.37
Inferred Resource	3,026,800	167	4.37	1.64	0.40

using $5.00 per ounce silver; $1,000 per tonne zinc

Huaron Mine, Peru

OVERVIEW

The Huaron silver-zinc mine is located 300 kilometers northeast of Lima in the heart of one of Peru's most important mining districts, Cerro de Pasco. This district accounts for over half of Peru's silver production and nearly 80 percent of its base metal output, hosting 12 large producing mines and the La Oroya smelter and refinery complex. Huaron is a primary silver mine that produced over 220 million ounces of silver from 70 known veins since operations began in 1912. In April 1998, Huaron's mining ceased after its underground workings were flooded in an accident at a neighboring mine.

Pan American acquired a 72.7 percent interest in the Huaron mine in March 2000 and fast-tracked feasibility, financing and construction to begin full-scale production in April 2001. In August 2001, Pan American acquired the remaining 27 percent interest in the Huaron project in exchange for a small parcel of Huaron land adjacent to a neighboring mine's operations. In October, Pan American retired the original $12 million production loan facility for Huaron and entered into a new four-year, $6.5 million credit facility secured by Huaron's assets, thereby significantly reducing monthly loan repayments. Production from Huaron more than doubles Pan American's Peruvian silver production to almost 8 million ounces per year. In addition, the Huaron mine enables management and administrative synergies with the Quiruvilca mine, due to sharing of the Lima office, management and overhead.


LEGEND
Producing Mine
N
Trujillo
QUIRUVILCA MINE
HUARON MINE
SILVER-ZINC
CERRO DE PASCO
Junin
La Oroya
Lead-Copper Smelter
Pacific
Ocean
LIMA
MOROCOCHA
CASAPALCA
0
200
Kilometers

HUARON MINERAL RESERVES AND MINERAL RESOURCES* *(as of December 31, 2001)*

	Tonnes	Silver g/t	Zinc %	Lead %	Copper %
Proven Reserve	4,889,600	255	4.52	2.38	0.53
Probable Reserve	1,795,250	245	4.63	2.43	0.40
Measured Resource	1,726,400	220	4.68	3.00	0.16
Indicated Resource	864,400	224	4.35	2.43	0.23
Inferred Resource	4,764,500	228	3.68	2.31	0.45

using $5.00 per ounce silver; $1,000 per tonne zinc

2001 SUMMARY

Pan American completed construction and began full-scale mining operations at Huaron in April 2001. Start up was smooth and the mine reached its designed capacity of 50,000 tonnes of mill throughput per month in July. Huaron's first partial year of operation yielded 2,897,946 million ounces of silver, 9,574 tonnes of zinc, 8,445 tonnes of lead and 959 tonnes of copper produced to concentrates. For 2001, during the mine's start-up phase of production, total cash costs were $4.01 per ounce of silver produced and total production costs were $4.38 per ounce of silver. December's total cash and total production costs per ounce of silver produced were $3.55 and $3.91, respectively, reflecting normal operating conditions that are expected to prevail going forward. Reserves at Huaron increased in 2001 mostly due to the application of more accurate specific gravity measurements. Capital spending at Huaron in 2001 totaled $4.9 million and focused on mill equipment upgrades, mine support rehabilitation and ventilation repairs.

Huaron's mine plan for 2002 forecasts production of 4.7 million ounces of silver, 17,000 tonnes of zinc, 12,000 tonnes of lead and 1,800 tonnes of copper at total cash and total production costs of $3.57 and $3.95, respectively (based on $4.50/ounce silver and $0.40/pound zinc). A total of $0.9 million in sustaining capital is budgeted for Huaron in 2002 and will go mainly to rehabilitation of the 250 level, tailings expansion and completion of water diversion channels.

Actual Revenue Breakdown for Huaron – 2001


72% Silver
1% Copper
5% Lead
22% Zinc



Huaron headframe with mill and office buildings in background.

HUARON MINE STATISTICS

	2001
Tonnes milled	367,274
Grade	
g/t silver	272
% zinc	3.32
% lead	2.64
% copper	0.46
Recovery to concentrates	
% silver	88.4
% zinc	77.1
% lead	85.2
% copper	55.9
Production to concentrates	
ounces silver	2,897,946
tonnes zinc	9,574
tonnes lead	8,445
tonnes copper	959
Operating cost	
(per tonne milled)	$39.73

La Colorada Mine, Mexico



OVERVIEW

The La Colorada property is located approximately midway between the cities of Zacatecas and Durango in west central Mexico. La Colorada is in a geologic belt known as the "faja de plata" (silver belt) that extends for approximately 800 kilometers along the Sierra Madre Mountains and is defined by great silver deposits that make Mexico the largest silver producing country in the world. La Colorada lies between and contains mineralization styles of both the Fresnillo mine and the San Martin/Sabinas mine complex. Fresnillo is the world's second largest primary silver mine, producing over 23 million ounces per year from underground veins. The San Martin/Sabinas complex consists of two separate underground bulk-mining operations, which exploit adjacent replacement style deposits resulting in combined production of 5.5 million ounces of silver per year. At La Colorada silver occurs as both oxide and sulfide mineralization with varying amounts of base metal minerals in veins, breccias, replacement bodies, structural corridors and skarns.

Pan American optioned La Colorada in October 1997, completed due diligence [illegible] exercised the right to purchase a 100 percent interest in 1998. Development work in 1998 and 1999 to define [illegible]de vein reserves discovered a significant zone of oxide mineralization, which now forms over half of the current mine plan's reserves. A positive bankable feasibility study on building a new mine/mill complex was completed in mid-2000 and full project debt financing for $27.6 million was offered to Pan American in early 2001. However, due to the weakening silver price at the time, and resulting onerous hedging requirements of the project lenders, Pan American deferred construction of the new mine/mill complex at La Colorada in favor of initiating small-scale production.

Actual Revenue Breakdown for La Colorada – 2001


99% Silver
1% Zinc



Looking northwest at La Colorada townsite.

LA COLORADA MINERAL RESERVES AND MINERAL RESOURCES* *(as of December 31, 2001)*

	Tonnes	Silver g/t	Gold %	Lead %	Zinc %
Proven Oxide Reserve	424,600	506	0.46	-	-
Proven Sulfide Reserve	201,400	581	0.53	1.07	2.17
Probable Oxide Reserve	1,890,400	426	0.56	-	-
Probable Sulfide Reserve	227,200	531	0.43	1.00	2.41
Measured Resource (Oxide + Sulphide)	396,100	288	0.16	0.69	0.98
Indicated Resource (Oxide + Sulphide)	1,352,100	261	0.19	1.05	1.68
Inferred Resource in Veins	2,443,500	363	0.24	1.58	2.55
Inferred Resource in Breccias	5,000,000	108	0.24	1.65	0.57

**using $4.50 per ounce silver, $275 per ounce gold, and $1,000 per tonne zinc*

2001 SUMMARY

In early 2001, Pan American began limited-scale mining at La Colorada to keep the operating team intact and offset the project's care and maintenance costs, pending a full-scale production decision. The small-scale production was gradually increased throughout the year to the current 200 tonne per day operation, which mines sulfide ore from underground headings for processing in the existing mill facility to produce concentrates. Capital costs to achieve and maintain this production were approximately $450,000, spent mostly on equipment upgrades in the mill. In 2001, this small-scale operation yielded 782,853 ounces of silver at total cash costs of $4.14 per ounce of silver, and total production costs $4.83 per ounce. Production at the current scale in 2002 is expected to turn out 1.2 million ounces of silver at total cash costs of $3.51 per ounce and total production costs of $4.08.

In early 2002 Pan American completed a supplemental feasibility study examining augmentation of the existing small-scale production through addition of a 600 tonne per day cyanide leach circuit to process La Colorada's oxide ore. The new study indicates that capital costs of $18.2 million will expand the current operation to 800 tonnes of ore per day to yield approximately 3.8 million ounces of silver per year for a minimum 10-year mine life. Using a constant $4.50 per ounce silver price and 50 percent debt: 50 percent equity financing, the new development plan for La Colorada yields a 34 percent internal rate of return. This revised development plan would result in 90 percent of the silver production of the original full-scale mining plan for 65 percent of the original capital costs. Over 90 percent of La Colorada's project revenues will be from silver, making La Colorada one of the purest silver mines in the world. In March 2002, Pan American raised $15.6 million in a common share offering and discussions are progressing with parties interested in providing project debt for full-scale construction. Pan American hopes to make a positive construction decision on the La Colorada expansion project in the near term.


LEGEND
Producing Mine
N
SOMBRERETE
Durango
San Martin
Sombrerete
Sabinas
Tocayos
Chalchihuites
Fresnillo
LA COLORADA
SILVER MINE
Zacatecas
San Jose
Ojocaliente
0
50
Kilometers

LA COLORADA MINE STATISTICS

	2001
Tonnes milled	47,317
Grade	
g/t silver	598
% zinc	1.20
% lead	1.29
Recovery to concentrates	
% silver	86.1
% zinc	54.8
% lead	63.2
Production to concentrates	
ounces silver	782,853
tonnes zinc	311
tonnes lead	384
Operating cost	
(per tonne milled)	$68.89

San Vicente Mine, Bolivia

OVERVIEW

The San Vicente silver-zinc mine is located in the Potosí Department of the Bolivian Andes. The mine was operated by COMIBOL, the Bolivian state mining company, from 1972 until 1993 when mining was suspended, pending privatization. More than 20 bonanza type silver-zinc veins are known to occur over an area of 1.5 kilometers on surface and extend to at least 200 meters in depth. Mine infrastructure at the site includes a flotation mill, tailings facility, power and water supplies, and worker housing. Pan American optioned the San Vicente project from COMIBOL in 1999 and can earn a 100 percent working interest through spending commitments over a period of seven years. In 2000, Pan American completed drilling, underground sampling, metallurgical test work and a mineral resource study. This study defined indicated mineral resources of 2.4 million tonnes grading 383 grams of silver per tonne and 4.4 percent zinc and additional inferred resources. Pan American renegotiated its acquisition contract to reduce spending requirements for 2001 and 2002 due to low metal prices.

2001 SUMMARY

In November, Pan American signed a two-year contract to allow a well-established Bolivian mining company to extract, at the Bolivian company's cost, up to 250 tonnes of ore per day from San Vicente for processing at a nearby facility to yield approximately 1 million ounces of silver per year. Pan American's proceeds from this small-scale toll mining operation will be derived from a gross revenue royalty and are expected to more than offset the project's holding costs until the next phase of project development is initiated. In the meantime, the operation employs many local Bolivians and stimulates the regional economy while generating valuable information on mining and milling characteristics of San Vicente's ore.



San Vicente townsite.

Exploration



Mountain ranges resulting from similar geologic processes extend along the western margin of the American continents from South America, through Central America and Mexico, and through North America and Alaska to southeastern Siberia. This belt is known geologically as the "Pacific Ring of Fire" for its historic and recent concentration of volcanic activity, which is the source of most silver deposits. This region contains many of the world's largest deposits of silver and all of Pan American's current property holdings. The Company's most active exploration programs are centered in Mexico, Peru and Bolivia, the three largest historic silver producing countries in the world.

La Colorada, Mexico

The exploration potential surrounding the La Colorada mine has been investigated in several areas and is very promising. Pan American has targeted much of its work to date on upgrading and defining the reserves in the mine area, which will form the basis of near-term production. Further exploration and definition of the property's total mineral potential will resume once full-scale mine production is initiated.

San Vicente, Bolivia

Pan American holds an option to acquire a 100 percent interest in the San Vicente silver-zinc mine in Bolivia. A scoping study, completed in 2000, indicates that economic concentrations of mineable ore would need marginally higher metal prices to warrant spending the capital necessary to develop a new full-scale mining operation. Pan American is currently allowing small-scale toll mining of San Vicente's immediately accessible ore by a Bolivian company. This operation provides a small royalty-based revenue stream to Pan American and will provide information valuable to completing a full feasibility study, when metal prices improve.

Ocotlan, Mexico

In July, Pan American signed an option agreement on the Ocotlan project, located at the southern end of the Mexican "silver belt" in Central Mexico. The Ocotlan property contains several small historic silver and gold mines that produced intermittently for the last 100 years. Pan American's first phase of exploration included data compilation, surface and underground mapping and sampling, and a four hole drilling program. Pan American remains interested in this region and will continue acquiring and exploring prospective ground.

Exploration

Manantial Espejo, Argentina

In February 2002, Pan American agreed, pending regulatory approval and closing, to purchase a 50 percent interest in the Manantial Espejo project in southern Argentina from Silver Standard Resources Inc., a Vancouver based silver resource company. Manantial Espejo, meaning "silver spring," is located in the Santa Cruz province of Argentina, approximately 160 kilometers west of the Atlantic port city of San Julian and 100 kilometers west of AngloGold's high-grade Cerro Vanguardia gold-silver mine. The property contains high-grade silver-gold vein mineralization hosted in a volcanic rock sequence.

Tres Cruces (gold), Peru

The Tres Cruces gold project is centered approximately five kilometers southeast of Pan American's Quiruvilca silver-zinc mine. The gold mineralization was a grass roots discovery in late 1996 and is a 50:50 joint venture between Pan American and Vancouver-based OroPeru Resources. During 1998 and 1999 Battle Mountain Gold Company optioned the project and completed drilling, metallurgical testing and geophysical surveys. Work performed to date includes over 34,000 meters of drilling, which yielded a preliminary resource of 30.8 million tonnes grading 2.00 grams of gold per tonne, containing nearly 2 million ounces of gold (calculated by OroPeru in 1997). Unfortunately, much of the contained gold is refractory in nature, requiring higher-cost processing to liberate, and the project is therefore uneconomic at today's low gold prices. Pan American will continue to seek interested parties to divest its interest in this promising gold project.

Quiruvilca – Barrick Option (gold), Peru

In April 2000, Pan American optioned a parcel of land on the edge of its Quiruvilca property to Barrick Gold Corp. Under the option agreement Barrick can earn a 100 percent interest by making annual payments of $100,000 to $200,000 to Pan American, paying $5.00 per ounce of gold in reserves upon completion of a feasibility study and paying further amounts from a residual royalty. In 2001 Barrick drilled six holes and ran several kilometers of ground geophysics that outlined a large high sulfidation gold system.

Huaron – Anglo Option (base metals), Peru

In July, Anglo American Mining Corporation optioned a portion of the northern Huaron property from Pan American to explore for base metal mineralization. Under the option agreement Anglo can earn a 51 percent interest by making annual cash payments to Pan American and spending $3 million on the project over a 4-year period. During 2001, Anglo performed airborne geophysical surveys followed by detailed ground geophysics that highlighted several interesting anomalies, one of which was drill tested.



Tres Cruces project area.

Investment

Hog Heaven, Waterloo and Hardshell, USA

Pan American maintains its interest in several established silver deposits in the United States, acquired in the Company's formative years to give immediate leverage to silver. These "investment properties" contain an aggregate of over 200 million ounces of contained silver, which could be economically mined at sustained silver prices of $6 to $9 per ounce. Several of these properties have had final feasibility studies completed and some had undergone preliminary permitting. The investment properties have low holding costs and have the potential to add substantially to Pan American's silver production if silver prices trend higher.

Dukat, Russia

Dukat is the world's third largest primary silver deposit and is located in Magadan State, Far Eastern Russia. From 1996 until 1999 Pan American worked diligently and successfully to acquire a mining license, complete a feasibility study, arrange $115 million in mine development financing and begin construction of a world-class silver mine on the great Dukat ore body. In December 1999 these accomplishments were undermined when a Russian company blocked the project by winning an auction for some key assets. After much dispute in early 2000, Pan American Silver Corp. and the Russian company Polymetal agreed in September to form a new company owned 80 percent by Polymetal and 20 percent by Pan American Silver Corp. Polymetal is responsible for all future mine financing and management. As a result of this agreement, Pan American is unable to control its financial return from the project and accordingly decided to write off its entire $37 million investment at Dukat in 2000.

Pan American will hold its minority stake in Dukat for the long term and be part of any future development of this splendid deposit with no ongoing risk.

Our Communities

Health, Safety and Environment



Pan American Silver is committed to achieving excellence in all activities, including health, safety and environmental management. As a responsible company, our principal objective is to maximize long-term benefits to shareholders while meeting health, safety and environmental responsibilities. The Company strives to minimize any adverse environmental impacts from exploration and mining operations, to provide a safe and healthy workplace for employees and contractors, and to conserve natural resources for future generations. Health, safety, environmental and social considerations are integrated into all aspects of management and decision-making. To fulfill this commitment, the Company has established high standards for health, safety and environment and has made continuous improvement a core value in its performance. The ultimate goal of our Health, Safety and Environmental Management System is to reduce accidents and incidents to zero while maintaining a responsible corporate presence in the communities in which Pan American operates.

Quiruvilca

ENVIRONMENTAL

Pan American Silver is very proud of its environmental record. The following awards have been bestowed on the Quiruvilca operation for environmental performance:

1. April 2000 – First prize for environmental management in the category of polymetallic deposits, primarily for integral rehabilitation of water quality in the Rio Moche given by OLAMI, the Organization of Latin American Mining. OLAMI includes members from 15 countries and was founded in 1985 to facilitate progressive development in Latin American and Caribbean regions. Quiruvilca competed against much larger companies, some with ISO 14000 certification.

2. December 1999 – Award of Environmental Effort, Mining Sector 1999, granted for integral rehabilitation of the Rio Moche by Sociedad Nacional de Mineria Petroleo y Energia (SNMPE).

3. December 1997 – Award from SNMPE recognizing successful rehabilitation and restoration of the historic Almirvilca tailings facility at Quiruvilca, the first tailings closure in Peru.

In 2001, work continued to close historic mine openings, identify additional sources of acid water flows, and isolate fresh water sources from potentially acid generating areas. More flows were also directed to the water treatment plant for processing. Revegetation continued in the award-winning Almirvilca tailings area, and expanded into newly rehabilitated areas along the banks of the Rio Moche. A small-scale pilot test evaluated low technology passive treatment technologies for remediating small-scale acid flows. In 2001 this was scaled up for field-testing in the San Francisco Quebrada, an area at some distance from the water treatment plant, and has successfully attenuated contained metals and altered the pH to a neutral level. In late 2001, investigations into utilizing bacteria to recover copper from the mine water entering the water treatment plant were initiated. As Peruvian recycling facilities expand, mine site recycling programs have been initiated for used oils and scrap iron. A new program of good housekeeping awards has promoted gardens and greening of many parts of the industrial area.

SAFETY

Accident Statistics

	1998	1999	2000	2001*
Lost Time Accidents	175	135	57	65*
Frequency Index	44.4	33.5	13.1	14.5*
Severity Index	9,312	5,907	4,677	978

Lost Time Accident: accident in which a worker is unable to return to normal work duties for more than 3 days (through 2000).

** In 2001, the definition for a Lost Time Accident was tightened from 3 days of missed work to 1 day of missed work.*

Frequency Index: [Number of Lost Time Accidents X 1,000,000] / man-hours worked per month

Severity Index: [Total days lost X 1,000,000] / man-hours worked per month

The number of Lost Time Accidents and Frequency Index increased in 2001 compared with 2000, due to the change in Peruvian safety standard definitions starting in 2001. However, the severity index decreased by over 80 percent, indicating a significant reduction in serious accidents.

Success in Quiruvilca's safety program has resulted from:

- Strong management support for safety initiatives based on corporate health, safety and environmental policies.
- Focused training for all levels of workers using the ISTEC (International Safety Training and Technology) System defined in South Africa, and based on concepts of risk management and loss control.
- Systems of planned inspection, defect follow up and analysis of both incidents and accidents.
- Continuous training for both employees and contractors carried out by all supervisors and by the Safety Department.
- Awards programs for good housekeeping and safety improvements.
- Supply of personal protective equipment for all workers and contractors.

In 2001, emergency first aid training and active mine rescue training programs continued.

COMMUNITY

Company social workers now team with social workers provided by mine contractors to improve and expand delivery of programs relating to nutrition, practical health and basic household budgeting. In addition, education programs on general safety awareness and drug and alcohol abuse has expanded to cover the local communities in addition to mine workers. A new hospital building was completed in the fall of 2001 and equipment and staff from the existing hospital have been relocated. This new hospital now services the entire community surrounding the mine, rather than just the mine workers.



Environmental work at Quiruvilca.

Our Communities

Huaron

ENVIRONMENTAL

The Huaron Mine operated for over 85 years prior to Pan American's acquisition and historic environmental disturbances exist. Studies have been designed to establish closure strategies and options for remediation of historic disturbances. Remediation will be ongoing during mine operations. Field investigations were conducted to define water sources and flow to establish accurate base line conditions prior to the start of production. Community meetings are being held to improve communication and to initiate awareness training about environmental, health and safety issues to the local communities. A significant component of Pan American's $11 million total capital budget to reopen the Huaron mine in 2001 was $1.85 million to improve the stability and safety of the existing tailings dam. During the summer of 2001, a diversion channel was constructed around historic tailings to prevent degradation of surface water quality. In December 2001, the Ministry of Environment gave approval for Pan American's proposed remediation program of the site including final closure plans and use of the diversion channel.

SAFETY

Accident Statistics

	2001
Lost Time Accidents	33
Frequency Index	13.8
Severity Index	4,783

Lost Time Accident: accident in which a worker is unable to return to normal work duties for more than 1 day.
Frequency Index: [Number of Lost Time Accidents X 1,000,000] / man-hours worked per month
Severity Index: [Total days lost X 1,000,000] / man-hours worked per month

As was done at Quiruvilca, the ISTEC (International Safety Training and Technology) System has been introduced at Huaron and a mine rescue team has been established. The Huaron mine is run by contractors, and the implementation of the safety program, although progressing, requires significant ongoing effort to reach acceptable standards.



Constructing drainage diversion at Huaron.

La Colorada

As at Quiruvilca, Pan American is very proud of its Health, Safety and Environment record at La Colorada and the project has already won, in 1999, the Award of Environmental Merit by Camera Minera de Mexico (CAMIMEX). La Colorada was the only non-operating entity (of 30 entries) to be ranked in the study, and the only entrant with less than one year of Health, Safety and Environment experience.

Work is continuing on an integrated system of health, safety and environmental management systems to meet both Mexican and international standards. Town meetings in all neighboring communities provide project updates and ensure continuing communication on environmental and social issues. A program was launched in 2001 in the mine community whereby school children have become involved in picking up litter and planting trees and shrubs around the school.



Community fundraising for local clinic at La Colorada.

ENVIRONMENTAL

In early 2001 Pan American began limited mining of stockpiled ore and ore from underground development headings. Since this small-scale operation continues to use the old mill, existing operating permits have been upgraded to accommodate mill operations and tailings storage. In addition, submission of documents is ongoing to fulfill the requirements of the Environmental Impact Statement and Risk Assessment Study for a new expanded operation. In 2001, channels to divert rainfall run-off around the mill were constructed, and improvements were made to reagent handling and waste oil storage and recycling facilities. Rehabilitation and revegetation continues in areas of historic disturbances.

SAFETY

Accident Statistics

	2001
Lost Time Accidents	7
Frequency Index	19.7
Severity Index	0.11

Lost Time Accident: accident in which a worker is unable to return to normal work duties for more than 1 day.

Frequency Index: [Number of Lost Time Accidents X 1,000,000] / man-hours worked per month.

Severity Index: [Total days lost X 1,000,000] / man-hours worked per month.

Silver Fundamentals

The silver price in 2001 averaged $4.40, a disappointing decline from the average price in 2000 of $4.95 and the lowest price in real terms since 1976. Why did this happen in the face of the fabled silver deficit that has reduced above ground silver inventories by over one billion ounces since 1990? The following analysis helps to answer this question and uses preliminary 2001 numbers from Gold Fields Mineral Services Ltd., an independent London consultancy that prepares the Annual World Silver Survey for The Silver Institute. Pan American's Chairman and CEO Ross Beaty is this year's President of The Silver Institute.

Silver is unusual among metals in that it is both an industrial metal and a precious metal. As an industrial metal, much of its demand is driven by global industrial production, particularly in high-tech industries where its superb heat and electrical conductivity give it many applications in computers, batteries and cell phones to name a few. Booming demand in early 2000 for such products boosted industrial silver demand by over 10 percent. The contraction of the high-tech industry in late 2000 resulted in a concomitant sharp reduction in silver demand in 2001, with a 22 percent drop in industrial silver demand (about 87 million ounces) while industrial stockpiles of silver built up in 2000 were worked off.

Other silver demand in 2001 was surprisingly strong. Jewelry and silverware demand grew by a stellar 8 percent, due mostly to good harvests and auspicious dates for weddings in India. Photographic demand fell slightly (3 percent) as fewer vacations were taken after September 11th and because of weaker global economies. Photographic demand for silver (26 percent of total demand) continues to show little impact from digital imaging except in professional applications. The fact is that only a small part of the growing world population can afford or utilize digital cameras, printers and computers. Conventional camera sales continued to dwarf digital camera sales in the year, and more photo labs adapted to print digital images on silver paper since the image quality is so much better. The digital "threat" to silver use continues to be a red herring – indeed, photo experts project photographic demand for silver to increase for the foreseeable future.

As a precious metal, silver investment demand increased sharply after the tragic events of September 11th, in sympathy with gold. The silver price since then has shown a close correlation with the gold price, moving up as gold moved up to the $300/ounce level. Silver's fundamental tightness was reflected several times in the year through higher lease rates, particularly in December when lease rates rocketed to high levels and the silver price moved up as a result of a short-term squeeze due to a shortage of silver in London.

On the supply side, scrap supply (mostly from the photographic sector) remained about static in 2001 at about 180 million ounces, while silver supply from mines increased about one percent to about 590 million ounces – it declined in the United States and grew in Mexico, Peru and Kazakstan. There was a pronounced lack of investment demand until mid-September 2001, and there may even have been net "supply" through speculative short selling based on the world economic slowdown, rumours of large Chinese stockpile sales and misinformation concerning the digital threat to silver.

WORLD SILVER DEMAND

millions of ounces



Coins and Misc
Jewelry & Silverware
Photographic
Industrial
1000
800
600
400
200
91
92
93
94
95
96
97
98
99
00
2001
est

Source: Silver Institute, GFMS

Despite all these bearish factors in 2001, the silver "deficit" (the difference between silver scrap and mine supply and silver demand) remained large in 2001, at about 70 million ounces. This deficit was filled almost entirely, according to GFMS, through disposals of 59 million ounces by the Chinese central bank from its silver inventory that was built up before Chinese silver markets were opened in 1999. For the third consecutive year since this disinvestment began in 1999, the enormous Chinese silver exports had a major negative effect on the silver price. In February 2002, Ross Beaty led a Silver Institute delegation to China to investigate Chinese silver inventories and sales intentions. The mission was very productive and established excellent contacts with all major players involved in the Chinese silver market. The mission concluded that there is great potential for China to dramatically increase its domestic silver demand, and thus change from being a large silver exporter to a net importer of silver in the near term. The Silver Institute is now embarking on a major initiative to assist this, for the benefit of all silver producers including China.

For 2002, silver demand is projected to increase, as industrial production grows, industrial re-stocking occurs and investment demand improves. This has already been seen so far in the year, with the silver price now 15 percent higher than its low in November 2001. Silver supply is projected to be static or lower in 2002, with mine supply decreasing slightly as a result of no new silver mines coming on-stream and lower by-product silver production due to reduced base metal production. As a result, the silver deficit will likely increase substantially this year, aboveground silver inventories will reduce further and the silver price will likely trend higher through the year. Any reduction in Chinese sales, pronounced weakness in the US dollar or increase in investment demand should enhance this trend.

WORLD SILVER SUPPLY

millions of ounces


"Deficit"
Producer Hedging
Scrap
Mine Production
1000
800
600
400
200
91
92
93
94
95
96
97
98
99
00
2001
est

Source: Silver Institute, GFMS

IDENTIFIABLE SILVER STOCKS

millions of ounces


Others
Government
Comex
European Dealers
1400
1200
1000
800
600
400
200
90
91
92
93
94
95
96
97
98
99
00
2001
est
2002
est

Source: Silver Institute

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

Pan American Silver Corp. and its subsidiaries ("Pan American," the "Company," "we," or "our") is a silver mining company that operates three mines – the Quiruvilca mine in northern Peru, the Huaron mine in central Peru and the La Colorada mine in central Mexico. An unrelated Bolivian mining company operates the Company's San Vicente mine, in Bolivia. Pan American receives a royalty based on mineral extracted at San Vicente. The Company holds a carried 20 per cent interest in the Russian company that owns the Dukat silver project and various interests in inactive silver investment properties in the Americas.

This discussion and analysis focuses on significant factors that affected the Company's performance and such factors that may affect its future performance. It should be read in conjunction with the rest of this Annual Report and especially in conjunction with the audited consolidated financial statements contained herein. Pan American's reporting currency is the United States dollar and all amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise.

Risks and Uncertainties

Pan American's success depends upon a number of factors. Many of those factors are beyond the Company's control. Typical risk factors and uncertainties include metal price and currency exchange rate fluctuations, operating hazards encountered in the mining business and changing legislation, regulations or the administration thereof. Risk factors are more fully described in the Company's Annual Information Form and Form 40-F.

Except for historical information contained in this discussion and analysis, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from such forward-looking statements. Pan American assumes no obligation or responsibility to update its forward-looking statements to reflect changes in assumptions or changes in circumstances or events affecting such statements.

Accounting Policies

The Company's accounting policies are set out in note 2 of the audited consolidated financial statements. There are two policies that, due to the nature of the mining business, may not be readily understood. These policies relate to revenue recognition and property, plant and equipment.

The Company recognizes revenue when the title and risks or rewards of ownership of concentrates have been transferred and when collection of the sales proceeds is reasonably assured. Pan American produces five metals – silver, zinc, lead, copper and gold. These metals are sold in the form of a silver-rich copper concentrate, a silver-rich lead concentrate and a zinc concentrate. A concentrate is an intermediate product that results from the crushing, grinding and treatment of mineralized ore. Pure metal is obtained after smelting and refining. Concentrates are sold to arms-length smelters or metals traders. The sales process is as follows:

- Concentrates are produced, weighed, assayed and stored until shipment.
- After presentation of weight, assay and warehouse certificates the Company may elect to receive an advance payment equal to 80 to 85 per cent of the estimated value of the payable metals (less expected shipping, smelting and refining charges) contained in the concentrate. Advance payments are recorded as a current liability.
- If the Company elects to take an advance payment against concentrate in a warehouse, title to the concentrate passes from Pan American to the smelter or metals trader; however, the risk of loss does not transfer at this time.
- Upon shipment, the Company will receive payment for up to 90 per cent of the estimated value of the payable metal (again less expected shipping, smelting and refining charges and less any advance payments).
- *Upon shipment both title and risk have transferred to our customer and we will have received payment for about 90 per cent of the estimated value of the metals sold. At this time a sale is recorded and revenue is recognized.*

The sales process requires estimates of expected metals prices and the content and quality of the concentrates. Once concentrates have been smelted a final determination of the content and quality is made and the final metal prices are known. At this time a final invoice is prepared. The elapsed time from shipment to final invoicing is typically about four months. This time may be longer if the Company and the buyer disagree about the quality of a shipment. In those instances an umpire makes the final determination. Any adjustments to revenue necessary because of differences between the final invoice and the provisional invoice are recognized at the time of final invoicing.

Accounting for property, plant and equipment also involves numerous estimates and assumptions. The more important estimates are for expected long-term metal prices, the amount and grades of ore reserves, the mineablity of ore, metallurgical characteristics and the expected future costs to develop, mine, process, sell the production and potential reclamation costs.

At our three producing mines we have operating experience and understand the geological, engineering and other technical characteristics of the mines and the expected future costs of operation. Metal price predictions are more uncertain. For silver, Management believes that the long-term future price will be significantly higher than $5.00 per ounce, but in our assessment of the carrying value of our properties we use $5.00. Since 1989, the average London price for zinc was $1,153 per tonne, for lead $579 per tonne and for copper it was $2,192 per tonne. These prices are used in our carrying value analysis.

If, after the carrying value analysis, there is uncertainty about the recoverability of an investment in a property, the carrying value of the property is written-down to an amount equal to the expected future cash flows. Any write-downs are charged to operations.

Cost per Ounce of Silver Calculations

Elsewhere in this Annual Report, Pan American reports two performance measures – total cash cost per ounce and total production cost per ounce of silver recovered. These measures are widely reported in the mining industry as benchmarks for performance measurement. There is a general understanding within the industry of how these measures are calculated; however, there are no legal or regulatory definitions for them. For purposes of clarification, the following sets out how the Company calculates its cost per ounce performance measures.

Total cash cost per ounce recovered –

Costs included in the numerator are the sum of:

- Costs to explore for, develop access to and mine ore;
- Costs to transport, crush and process ore to concentrate;
- Costs to support production activities, such as engineering, geology, health and safety, environmental and maintenance;
- Costs to truck, store, weigh, assay and ship concentrate to the buyer;
- Costs of administration, insurance and sales activities;
- All other cash expenses and production related taxes or royalties;
- Smelter treatment charges and price participation payments;
- The value of metals lost in the smelting process;
- Any negative or positive final sales adjustments; and
- Any recurring incidental expenses or income.

By-product Credits netted against costs include:

- The sales value of zinc, lead and copper by-products.

Total production cost per ounce of silver recovered includes all of the items in the cash cost per ounce recovered measure and the following:

- All other taxes
- Depreciation and amortization
- Reclamation

Ounces included in the denominator are ounces of silver recovered to concentrate.

The resulting quotients are the Total Cash Cost per Ounce and the Total Production Cost per Ounce of Silver Recovered. Excluded from these performance measure calculations are corporate general, administration, and exploration expenses, and unusual, non-recurring items such as the gain recognized on the sale of land in 2001 or the property write-downs in 2000. Since by-product credits are netted against costs, these per ounce measures will vary, sometimes materially, as the prices for zinc, lead and copper change.

Property Acquisitions

During 2001, Pan American acquired 27.21 per cent of the company that owns the Huaron mine. This acquisition brought the Company's ownership of Huaron to 99.85 per cent. During 2000, Pan American acquired 72.64 per cent of the company that owns the Huaron mine. In 1999, the Company optioned the San Vicente project and in 1998 Pan American acquired the La Colorada mine. In February 2002, an agreement was reached to acquire an indirect 50 per cent interest in the Manatial Espejo property, which is located in Argentina. Management continuously seeks out acquisition opportunities and may make other acquisitions in 2002.

Metal Prices

Pan American derives its revenue from the sale of silver, zinc, lead, copper and minor amounts of gold. Metal prices during 2001 were extremely low. Factors contributing to the low metal prices during 2001 include the general economic slowdown in the OECD countries and a lack of investor interest in base and precious metals investments. The Company anticipates that economic growth will resume during the second half of 2002 and metal prices will improve.

The following table sets out the average London Metal Exchange Cash Settlement prices for the metals and the periods indicated, as well as the Company's budget prices for 2002.

Metal	2002 est.	2001	2000	1999
Silver – oz	$4.50	$4.40	$4.94	$5.23
Zinc – lb	$0.40	$0.40	$0.51	$0.49
Lead – lb	$0.23	$0.22	$0.21	$0.23
Copper – lb	$0.75	$0.72	$0.82	$0.71

Metals prices for 2000 and 2001 were volatile. The following table sets out the daily high, low and average London Metal Exchange Cash Settlement prices for metals and the annualized historic volatility of those metal prices.

	Silver oz	Zinc lb	Lead lb	Copper lb
2001 – High	$4.80	$0.48	$0.24	$0.83
2001 – Avg	$4.40	$0.40	$0.22	$0.72
2001 – Low	$4.10	$0.33	$0.20	$0.60
2001 – Range	$0.70	$0.15	$0.04	$0.23
Volatility	14.3%	15.3%	23.7%	18.3%
2000 – High	$5.37	$0.58	$0.24	$0.91
2000 – Avg	$4.95	$0.51	$0.21	$0.82
2000 – Low	$4.57	$0.46	$0.18	$0.73
2000 – Range	$0.80	$0.12	$0.06	$0.18
Volatility	14.6%	17.0%	21.4%	17.0%

Metal Price Hedging and Trading

The Company's policy is to not hedge the price of silver. Consequently, Pan American has never hedged the price it will receive for its silver production. If the Company entered into bank financing arrangements for a mine expansion or acquisition, it is likely that the lenders would require that the price of a portion of future silver production would have to be locked in. In that event, the Company would review its silver hedging policy.

On January 8, 2002, the Company entered into a silver trade that involved the sale of 1.5 million ounces of silver at $4.50 per ounce. This sale was closed out on January 22, 2002 with the purchase of these ounces at $4.36 per ounce for a net trading gain of $210,000.

From time to time, Pan American sells base metals forward. On November 27, 2001 the Company sold 750 tonnes of copper forward at an average price of $1,524 per tonne ($0.69 per pound) for settlement in December 2001 and January and February of 2002. On December 10, 2001, the January and February 2002 forward sales were re-purchased for a gain of $18,000. The December contract was settled on January 3, 2002 for a gain of $9,500.

At December 31, 2000, the Company had outstanding forward sales of 3,750 tonnes of lead for settlement during 2001 at an average price of $510 per tonne ($0.23 per pound). These sales were closed out in March 2001 for a gain of $29,250.

In January 2002, Pan American sold forward 4,500 tonnes of zinc at an average price of $851 per tonne ($0.39 per pound). These sales were designated as a hedge of a portion of the February through July 2002 zinc production. At March 11, 2002 the Official London price for zinc was $825 per tonne ($0.37 per pound) at which time these forward sales represented an unrealized gain of $97,500.

Metals Marketing

During 2001, long-term contracts were signed with smelters for the sale of zinc and lead concentrate production from the Quiruvilca and Huaron mines to the end of 2006 with an option to extend through 2007. The terms of the contracts are fixed, except for treatment charges. Treatment charges are adjusted during the contract life to within a $5 band of prevailing worldwide treatment charges. Copper concentrates from Huaron and Quiruvilca are sold under frame contracts extending through 2004 for Quiruvilca and 2005 for Huaron. Under these contracts a portion of each year's and all succeeding years' treatment charges are re-negotiated. La Colorada's lead and zinc concentrates are sold under annual contracts. The Company has never had any delivery or payment disputes with its sales counter-parties and management believes that there are no appreciable delivery or credit risks resulting from its sales contracts.

Mining Operations

The effect of changes in metal prices on the net revenue received per tonne of ore processed at each of the Company's mines is illustrated below.

Quiruvilca Mine

The Quiruvilca mine is an underground narrow vein mine that does not lend itself to modern mechanized mining. Consequently, it is very labour intensive and, at December 31, 2001, employed 670 people and 756 people as contract workers. Third party services (principally transportation, power and contract miners) account for about 55 per cent of Quiruvilca's costs. Labour accounts for 24 per cent and materials (explosives, drill bits and steel, grinding media and reagents) represent about 21 per cent of costs. During the latter part of 2001, efforts were made to lower costs by reducing staff by 58 workers and 8 supervisors. In 2001, negotiations commenced with the suppliers and service providers to reduce costs. Known cost reductions resulting from those negotiations were incorporated in the 2002 operating plan and budget.

Following is a table showing Quiruvilca's historic and expected 2002 production.

	2002 est.	2001	2000	1999	1998
Tonnes milled	557,250	568,451	615,382	562,584	537,705
Cost per tonne	$41.67	$43.23	$44.14	$45.34	$47.45
Silver ounces	3,154,871	3,259,372	3,611,589	3,236,774	3,116,144
Zinc tonnes	20,572	21,009	24,462	23,340	22,415
Lead tonnes	8,187	8,358	8,740	7,319	6,142
Copper tonnes	1,278	1,204	1,215	1,098	1,060
Tonnes Shipped					
Zinc concentrate	35,287	39,475	42,039	41,224	35,163
Lead concentrate	13,877	12,975	14,899	11,265	12,764
Copper concentrate	5,555	5,602	5,970	5,372	6,198

Quiruvilca's revenue depends upon ore grade, recovery rates and metal prices. Recovery rates are reasonably consistent from year-to-year; however, variations in ore grades and metals prices occur. The table below sets out how Quiruvilca's net smelter return ("NSR") per tonne of ore milled changes as either ore grades or budgeted metal prices change.

	Minus 10%	2002 Plan	Plus 10%
Silver value/tonne	$20.92	$23.25	$25.57
Zinc	$9.71	$12.48	$15.25
Lead	$2.38	$3.05	$3.73
Copper	$1.16	$1.49	$1.82
NSR per Tonne	$34.17	$40.27	$46.37

For 2002, Management expects Quiruvilca's average NSR per tonne to be $40.27 and its budgeted average cost per tonne to be $41.67, which should result in an operating loss of approximately $0.8 million. Sustaining capital will be about $0.7 million, net of $0.6 million for mine development, which is included in operating costs, resulting in a net cash outflow of about $1.5 million for 2002. The majority of capital spending is planned for April through July. If prices don't improve, if grades are lower than planned or if operating costs are higher than expected, capital expenditures will be postponed to minimize the cash outflow.

Huaron Mine

The Huaron mine started production on April 17, 2001 and reached commercial production on May 1, 2001. Huaron is an underground mine with wider veins than Quiruvilca and better lends itself to mechanized mining methods. Contract miners, who receive a fee for tonnes mined and the amount of development completed, work at Huaron under Pan American's supervision. Company employees are responsible for processing, engineering, geology, health and safety, environmental and administrative functions.

At December 31, 2001, the Huaron mine employed 114 people and contract workers amounted to another 614 people.

Third party services (principally mining, equipment maintenance, transportation and power) account for 80 per cent of Huaron's costs. Materials represent 12 per cent and labour accounts for about 8 per cent of costs.

Following is a table showing Huaron's production from May 2001 and expected 2002 production.

	2002 est.	2001
Tonnes milled	607,997	367,274
Cost per tonne	$38.50	$39.73
Silver ounces	4,673,759	2,897,946
Zinc tonnes	16,912	9,574
Lead tonnes	12,132	8,445
Copper tonnes	1,785	959
Tonnes Shipped		
Zinc concentrate	32,288	14,237
Lead concentrate	23,784	14,723
Copper concentrate	7,212	3,915

The table below sets out how Huaron's NSR per tonne of ore varies as either ore grades or budgeted metal prices change.

	Minus 10%	2002 Plan	Plus 10%
Silver value/tonne	$26.69	$29.65	$32.62
Zinc	$6.10	$8.16	$10.21
Lead	$3.02	$4.03	$5.04
Copper	$0.94	$1.25	$1.57
NSR per Tonne	$36.74	$43.09	$49.44

Huaron's average NSR per tonne should be about $43.09 and its budgeted average cost per tonne is $38.50, which should generate approximately $2.8 million in operating cash flow. Sustaining capital will be about $0.9 million resulting in a net cash inflow of $1.9 million for 2002. The majority of capital spending is planned for July and August. If prices are low, if grades are lower than planned or if operating costs are higher than expected, capital expenditures will be postponed to minimize the cash outflow.

La Colorada Mine

In early 2001, Pan American was offered a $28.6 million loan facility to develop La Colorada into a mine producing at the rate of 1,000 tonnes of ore per day to produce more than 4 million ounces of silver per year. However, due to the weakening silver price and loan hedging requirements Pan American deferred construction of the new mine/mill complex.

The Company started limited production at La Colorada in January 2001. The initial production rate was 100 tonnes per day, which was increased to 150 tonnes per day. During January 2002, this was increased to 200 tonnes per day. At December 31, 2001, the La Colorada mine and the Mexican administrative office employed 23 people and there were 101 contract workers.

Following is a summary of La Colorada's production for 2001 and its expected 2002 production.

	2002 est.	2001
Tonnes milled	70,000	47,317
Cost per tonne	$54.25	$68.89
Silver ounces	1,225,586	782,853
Zinc tonnes	832	311
Lead tonnes	699	384
Tonnes Shipped		
Zinc concentrate	1,440	580
Lead concentrate	1,711	1,142

The table below sets out how La Colorada's NSR per tonne of ore varies as either ore grades or budgeted metal prices change.

	Minus 10%	2002 Plan	Plus 10%
Silver value/tonne	$59.79	$66.44	$73.08
Gold	$1.80	$2.32	$2.85
Zinc	$2.78	$3.59	$4.40
Lead	$1.55	$2.00	$2.45
NSR per Tonne	$65.92	$74.35	$82.78

At a planned NSR of $74.35 per tonne of ore and a cost per tonne of $54.25, La Colorada is expected to generate about $1.4 million in operating cash flow. Capital expenditures will be about $0.6 million for a net contribution of $0.8 million.

In February 2002, Pan American completed a feasibility study for the expansion of La Colorada to an 800 tonne per day operation to produce about 3.7 million ounces of silver per year. The capital costs for this expansion are estimated at $18 million to $20 million. Negotiations with banks interested in financing this expansion are underway. Management's expects to conclude a bank financing for about $12 million and to use cash on-hand to fund the balance of the expansion costs.

Liquidity and Capital Resources

On March 1, 2002, Pan American entered into an agreement with a syndicate of underwriters to sell 3,000,000 common shares of the Company to the syndicate (for eventual re-sale to the public) at a price of $4.80 per share. The agreement also provided the underwriters with an option to purchase an additional 450,000 shares at the same price. This option was exercised. The underwriters were entitled to a commission of $0.216 per share for their services in placing the shares with the public. As a result of this agreement, on March 11, 2002 the Company issued from treasury 3,450,000 common shares for gross proceeds of $16,560,000. After payment of the underwriters' commission, legal, printing, registration and other fees the Company realized net proceeds of about $15.6 million from the issue.

At December 31, 2001, cash and cash equivalents were $3.3 million – a $4.2 million decrease from December 31, 2000. The decrease was due to cash consumed by operating activities of $2.1 million, cash applied to investments of $6.7 million and net loan repayments of $5.0 million. Cash was generated by the issue of common shares for net proceeds of $9.4 million. Low metal prices were the reason that operations consumed cash. Investments included $5.4 million for the Huaron re-construction, $0.6 million at Quiruvilca and $0.7 at La Colorada.

Working capital at December 31, 2000 was $1.8 million. During 2001, working capital decreased by $1.9 million to a working capital deficiency of $0.1 million. This decrease was caused by a loss from operations of $6.6 million, net of depreciation and amortization and reclamation provisions. This loss was funded by a $1.4 million operating line of credit, increases in accounts payable and accrued liabilities of $3.3 million and concentrate advances of $4.1 million, offset by $2.2 million used by other non-cash working capital items. Included in current liabilities is $0.5 million of a long-term severance indemnity that a recent Peruvian law indicates will have to be discharged in January 2003.

During 2002, Pan American expects that, at budgeted metal prices, Quiruvilca will consume cash or working capital of about $1.5 million, Huaron will generate about $1.9 million and La Colorada will generate about $0.8 million, exploration, general and administration expenses will require approximately $2.0 million and debt repayments will use $2.2 million for a net decrease in cash or working capital of $3.0 million. The $15.6 million net proceeds of the March 2002, public share offering shall be sufficient to fund working capital requirements.

Management also plans to expand production of the La Colorada mine. A portion of the proceeds from the share offering will be used for that purpose.

Capital resources at December 31, 2001 amounted to shareholders' equity of $58.9 million – a $1.3 million increase from December 31, 2000, bank loans of $5.0 million and deferred revenue of $1.9 million.

Cash, at December 31, 2000, amounted to $7.5 million, which was a decrease of $8.3 million from December 31, 1999. During 2000, cash increased because of net loan proceeds of $10.0 million and cash generated by operations of $0.6 million. Plant and equipment expenditures and mineral property spending reduced cash by $18.9 million. Plant and equipment spending at Quiruvilca accounted for $1.1 million, property spending at Huaron was $11.3 million and $4.0 million was invested at La Colorada.

Working capital was $1.8 million at December 31, 2000, which compared unfavourably to the $16.7 million balance at December 31, 1999. The $14.9 million decrease was due to an $8.3 million cash draw down and an increase of current liabilities amounting to $7.6 million due principally to investing activities. Included in the current liabilities increase was $7.3 million representing current debt.

Results of Operations

The net loss for 2001 was $8.1 million or $0.22 per share compared with a net loss of $45.9 million or $1.35 per share for the year 2000. Unusual items affected the net loss in each year. During 2001, a gain of $3.5 million was realized on the sale of land. In the third quarter, Pan American sold 48 hectares of land adjacent to a mine owned by Volcan Compania Minera S.A. ("Volcan") as well as two parcels of exploration land to Volcan. Consideration received for this sale was valued at $3.7 million and the book value of the land sold was $0.2 million resulting in a $3.5 million gain.

During 2000, the Company wrote off $42.7 million of deferred mineral property expenditures, including $37.2 million related to the Dukat project, $3.3 million associated with the Waterloo investment property, and expenditures related to various other properties amounting to $2.2 million.

Excluding unusual items for 2000 and 2001, the net loss for 2001 was $11.6 million or $0.32 per share compared to a net loss of $3.1 million or $0.09 per share in 2000. The operating loss was due to operating cost increases that exceeded higher revenue due to production increases.

In 2001, revenue was $7.4 million greater than in 2000. This increase was due to higher production and sales of metals, which was partially offset by lower prices and concentrates inventory build up. Increased production was from the start up of Huaron and limited production from La Colorada. Production at Quiruvilca was scaled down in the second half of 2001 in order to reduce its operating losses and conserve cash.

Revenue Variance – 2001 vs 2000

US$ (millions)



30.0
20.0
10.0
0
(10.0)
Production
Prices
Inventory
Net Increase

The sales value of production, at 2000 prices, increased revenue by $21.8 million. This growth was offset by the $13.8 million impact of 2001's lower metal prices and a $0.6 million increase in concentrate inventory resulting in a net revenue increase of $7.4 million.

Operating costs were $13.0 million higher in 2001 when compared to 2000. This increase was caused by production from Huaron and La Colorada and partially offset by lower production from Quiruvilca and the affect of higher levels of concentrate inventory.

Operating Costs – 2001 vs 2000

US$ (millions)



15.0
10.0
5.0
0
(5.0)
Quiruvilca
Huaron
La Colorada
Inventory
Net Increase

Quiruvilca's costs in 2001, were $2.7 million lower than last year because of lower production rates and labour and other cost reductions. Each of Huaron and La Colorada commenced operations in 2001 and their costs are reflected for the first time in the Statement of Operations. Huaron's operating costs amounted to $13.5 million and La Colorada's were $3.1 million.

Other costs are in-line with expectations. General and administration expenses were marginally lower in 2001 and should be slightly lower again in 2002. Head office staff was reduced from 12 people to 10 at the end of 2001. This labour cost reduction should offset insurance premium increases anticipated in 2002. Depreciation and amortization as well as reclamation expenses increased because of the start up of Huaron and La Colorada. These expenses will be higher in 2002 because it will reflect twelve months of expense rather than the eight recorded at Huaron and La Colorada in 2001. Interest expense was $0.46 million higher. Net borrowings, in 2000, amounted to $10.0 million – the first loans ever assumed by Pan American. Interest expense in 2001 reflects the cost of borrowing. Other income was lower because of lower average cash balances and lower interest rates in 2001.

In 2000, the Quiruvilca mine's gross margin was $2.4 million, compared to $0.4 million in 1999. The improvement was due to increased production of metal. General and administration expense was marginally lower in 2000 compared to 1999. Exploration expense was $1.6 million lower and investment income was $0.8 million less in 2000. Both depreciation and reclamation were slightly higher than in 1999. The loss from operations decreased to $3.6 million, in 2000, from $7.0 million, in 1999. This improvement occurred despite lower metal prices in 2000 and was due to increased productivity and cost cutting measures. The net loss in 2000 was increased by property write-downs of $42.7 million.

Management's Responsibility for Financial Information

The consolidated financial statements and all information in the Annual Report are the responsibility of the Board of Directors and management. The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada from information available to March 11, 2002. Financial information presented throughout the Annual Report is consistent with the information presented in the consolidated financial statements.

The Audit Committee of the Board of Directors meets with management to ensure that management maintains systems of internal and administrative controls to provide reasonable assurance that financial information is presented fairly. The Audit Committee also meets with the Company's external auditors to review the scope and results of their audit and auditors' report prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by Deloitte & Touche LLP, Chartered Accountants, who were appointed by the shareholders. The Auditors' Report sets out the scope of their examination and their opinion on the consolidated financial statements.

"signed by"

Anthony Hawkshaw
Chief Financial Officer

Vancouver, Canada
March 11, 2002

Auditors' Report

To the Shareholders of Pan American Silver Corp.

We have audited the consolidated balance sheets of Pan American Silver Corp. as at December 31, 2001 and 2000 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audits.

With respect to the consolidated financial statements for each of the years in the two-year period ended December 31, 2001, we conducted our audits in accordance with Canadian and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

"signed by"
Deloitte & Touche LLP

Chartered Accountants

Vancouver, British Columbia
February 19, 2002, except for note 17, which is at March 11, 2002

Consolidated Balance Sheets

As at December 31
(in thousands of US dollars)

	2001	2000
Assets		
Current		
Cash and cash equivalents	$ 3,331	$ 7,544
Short-term investments	513	46
Accounts receivable	6,037	3,627
Inventories (Note 4)	4,655	4,413
Prepaid expenses	6,534	3,465
Total Current Assets	21,070	19,095
Property, plant and equipment, net (Note 5)	66,659	21,144
Mineral properties (Note 6)	1,785	42,518
Other assets (Note 7)	2,003	330
Total Assets	$ 91,517	$ 83,087
Liabilities		
Current		
Operating line of credit	$ 1,390	$ -
Accounts payable and accrued liabilities (Note 8)	12,283	9,055
Advances for concentrate shipments	4,071	-
Current portion of bank loans (Note 9)	2,209	7,276
Current portion of severance indemnity and commitments (Note 14)	547	573
Current portion of deferred income (Note 7)	643	420
Total Current Liabilities	21,143	17,324
Deferred revenue (Note 7)	1,850	258
Bank loans (Note 9)	5,010	4,987
Provision for reclamation	2,112	1,492
Severance indemnity and commitments (Notes 6 and 14)	2,525	1,482
Total Liabilities	32,640	25,543
Shareholders' Equity		
Share capital (Note 10)		
Authorized:		
100,000,000 common shares of no par value		
Issued:		
December 31, 2000 – 34,381,234 shares		
December 31, 2001 – 37,628,234 shares	130,723	121,302
Additional paid in capital	1,120	1,131
Deficit	(72,966)	(64,889)
Total Shareholders' Equity	58,877	57,544
Total Liabilities and Shareholders' Equity	$ 91,517	$ 83,087

Approved by the Board

"signed by"
Ross J. Beaty, Director

"signed by"
John H. Wright, Director

See accompanying notes to consolidated financial statements

Consolidated Statements of Operations

For the years ended December 31, 2001, 2000 and 1999

(in thousands of US dollars, except for shares and per share amounts)

	2001	2000	1999
Revenue	$ 37,296	$ 29,931	$ 26,851
Expenses			
Operating	40,591	27,561	26,473
General and administration	2,138	2,177	2,242
Depreciation and amortization	4,312	2,509	2,308
Reclamation	620	461	432
Exploration	892	800	2,443
Interest expense	783	326	87
Other expenses (income)	(463)	(772)	(1,297)
Write-down of mineral properties (Note 6)	-	42,747	-
	48,873	75,809	32,688
Loss from operations	(11,577)	(45,878)	(5,837)
Gain on sale of land (Note 3)	3,500	-	-
Net loss for the year	$ (8,077)	$ (45,878)	$ (5,837)
Basic and Fully Diluted Loss Per Share (Note 2)	($0.22)	($1.35)	($0.20)
Weighted average shares outstanding	36,162,815	33,987,958	29,248,013

See accompanying notes to consolidated financial statements

Consolidated Statements of Shareholders' Equity

For the years ended December 31, 2001, 2000 and 1999

(in thousands of US dollars, except for shares)

	Common shares		Additional Paid In		
	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 1999	24,728,315	$ 74,595	$ 235	$ (13,174)	$ 61,656
Exercise of stock options	96,500	78	-	-	78
Shares issued for cash, net of share issue costs	7,607,780	38,954	-	-	38,954
Share compensation issued	28,250	153	-	-	153
Foreign exchange translation adjustment	-	-	(120)	-	(120)
Net loss for the year	-	-	-	(5,837)	(5,837)
Balance, December 31, 1999	32,460,845	113,780	115	(19,011)	94,884
Issued on acquisition of Huaron (Note 3)	1,780,389	7,015	-	-	7,015
Issued for purchase of royalty	140,000	507	-	-	507
Fair value of stock options granted (Note 3)	-	-	985	-	985
Fair value of warrants granted (Note 10c(ii))	-	-	69	-	69
Foreign exchange translation adjustment	-	-	(38)	-	(38)
Net loss for the year	-	-	-	(45,878)	(45,878)
Balance, December 31, 2000	34,381,234	121,302	1,131	(64,889)	57,544
Exercise of stock options	247,000	789	-	-	789
Shares issued for cash, net of share issue costs (Note 10b)	3,000,000	8,632	-	-	8,632
Fair value of warrants granted (Note 10b)	-	-	27	-	27
Foreign exchange translation adjustment	-	-	(38)	-	(38)
Net loss for the year	-	-	-	(8,077)	(8,077)
Balance, December 31, 2001	37,628,234	$ 130,723	$ 1,120	$ (72,966)	$ 58,877

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows

For the years ended December 31, 2001, 2000 and 1999

(in thousands of US dollars)

	2001	2000	1999
Operating activities			
Sales proceeds	$ 38,176	$ 30,085	$ 26,591
Hedging activities	40	181	116
Interest paid	(783)	(326)	(87)
Other income and expenses	96	762	1,231
Products and services purchased	(36,759)	(26,898)	(26,302)
Exploration	(892)	(811)	(2,443)
Taxes paid	-	(111)	(27)
General and administration	(1,964)	(2,267)	(2,406)
	(2,086)	615	(3,327)
Financing activities			
Proceeds from (repayments of) bank loans	(5,044)	10,043	-
Shares issued for cash	9,789	-	41,649
Share issue costs	(340)	-	(2,617)
	4,405	10,043	39,032
Investing activities			
Property, plant and equipment expenditures	(6,683)	(1,077)	(2,624)
Mineral property expenditures	(24)	(17,815)	(27,359)
Short-term investments (purchases) sales	256	(13)	25
Acquisition of cash of subsidiary (Note 3)	-	9	-
Acquisition of shares of subsidiary (Note 3)	-	(65)	-
Other	(81)	(3)	27
	(6,532)	(18,964)	(29,931)
Increase (decrease) in cash and cash equivalents for the year	(4,213)	(8,306)	5,774
Cash and cash equivalents at beginning of year	7,544	15,850	10,076
Cash and cash equivalents at end of year	$ 3,331	$ 7,544	$ 15,850

Supplemental cash flow information (Note 12c)

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999

(Tabular amounts are in thousands of US dollars, except for share, price per share and per share amounts)

Note 1

Nature of Operations

The Company is a silver mining company operating in Peru, Mexico and Bolivia. The recoverability of amounts capitalized for mineral properties depends on the discovery, development or exploitation of ore reserves or resources.

Note 2

Significant Accounting Policies

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada as set out below. Significant differences from United States accounting principles are disclosed in Note 16.

a) Basis of presentation

These consolidated financial statements are expressed in United States dollars and include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated.

Certain comparative figures have been reclassified to conform to the current year's presentation.

b) Revenue recognition

Revenue is recognized when title and risks of ownership of concentrates have passed and collection is reasonably assured. Revenue from the sale of concentrates may be subject to adjustment upon final settlement of estimated metal weights and assays. Adjustments to revenue are recorded in the period of final settlement.

c) Inventories

Concentrate inventories are stated at the lower of cost and net realizable value determined by using the first-in, first-out method. Supplies inventories are carried at the lower of average cost and replacement cost.

d) Property, plant and equipment

i) Mineral properties

Acquisition costs of mineral development properties together with interest costs directly related to mine development and development expenditures are deferred. Once in production such costs will be amortized on a units-of-production basis over a property's expected economic life. When deferred expenditures on individual producing or development properties exceed the estimated net recoverable value, the properties are written down to the estimated net recoverable value. Deferred costs relating to abandoned properties are written-off. Exploration costs are charged to operations.

ii) Property, plant and equipment are stated at the lower of cost or estimated net recoverable value on the basis of undiscounted estimates of future cash flows. Maintenance, repairs and renewals are charged to operations. Betterments are capitalized. Any gains or losses on disposition of property, plant and equipment are reflected in other income or expenses.

Depreciation is calculated on a straight-line basis over the lesser of an asset's estimated useful life ranging from five to twenty years and the life of the mineral property to which it relates.

The carrying value of producing mineral properties is reviewed periodically for impairment in value, utilizing undiscounted estimates of future cash flows. Any resulting write-downs are charged to operations.

e) Reclamation costs

Ongoing reclamation costs are charged to operations in the period in which they are incurred. Estimated closure costs are accrued on a units-of-production basis.

f) Foreign currency translation

The Company's functional currency is the US dollar. The accounts of self-sustaining foreign operations are accounted for by the current rate method. Under this method, assets and liabilities are translated into US dollars at prevailing rates of exchange at each balance sheet date and revenue and expense items are translated at exchange rates prevailing when such items are recognized in the statement of operations.

Foreign currency transactions and balances and the accounts of integrated foreign operations are accounted for by the temporal method. Under this method, monetary items are translated at the exchange rate in effect at the balance sheet date, non-monetary items are translated at historical rates, and revenue and expense items are translated at exchange rates prevailing when such items are recognized in the statement of operations.

g) Derivative financial instruments

The Company uses forward sales agreements for the purpose of managing the price of anticipated metal sales. These instruments are accounted for as a hedge of anticipated transactions and are not recorded on the balance sheet of the Company. Gains and losses from these contracts are recorded as an adjustment of revenue in the period that related production is delivered.

Occasionally, non-hedging option contracts are entered into. These contracts are recorded on the balance sheet and marked-to-market at each reporting date. Any mark-to-market gains or losses are included in the statement of operations.

h) Cash and cash equivalents

Cash and cash equivalents include cash or highly liquid, fixed income securities or term deposits with an average yield of 1.65% (2000 – 5.4%) and an average term to maturity, at the date of purchase, of one month.

i) Short-term investments

Short-term investments are carried at the lower of cost and market value.

j) Stock option plan

The Company provides options to buy shares of the Company to directors, officers and service providers. The board of directors grants such options for periods of up to ten years at prices equal to or greater than the weighted average market price of the five trading days prior to the date the options are granted.

No compensation expense is recognized when stock options are issued to employees and directors. All consideration paid by employees from the exercise of stock options or purchase of stock is credited to share capital.

Compensation expense is recorded when stock options are issued to non-employees and is recognized over the vesting period of the option. Compensation expense is determined as the fair value of the option at the date of grant using an option-pricing model. During the year ended December 31, 2001, no stock options were issued to non-employees.

k) Estimates and assumptions

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

l) Earnings per share

The Company has adopted the new accounting recommendations of The Canadian Institute of Chartered Accountants with respect to earnings per share. This change has been made retroactively, however, there was no change to the prior years' reported basic and fully diluted loss per share. The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution by including other common share equivalents, such as outstanding stock options and share purchase warrants, in the weighted average number of common shares outstanding during the year.

Note 3

Business Acquisition

On March 6, 2000, the Company acquired a 71.83% interest in Compania Minera Huaron S.A. ("Huaron"). The acquisition agreement provided for the issuance of 1,780,389 common shares of the Company valued at $7,015,000 and 700,000 common share purchase options with a value of $985,000. The stock options are exercisable over a ten-year period at $4.00 per share. The Company also granted the vendors a net smelter return royalty payable after the Company has extracted 4,300,000 tonnes of ore from the property based on 2.16% of the net smelter return. This royalty increases to a maximum of 3% if the Company acquires a 90% or more interest in Huaron. Included in liabilities of Huaron at the date of acquisition was a liability of $3,174,000 payable to the former majority shareholders of Huaron. This liability was discharged from the proceeds of sale of certain Huaron assets ($1,980,000) and corporate funds ($1,194,000). Between March 6 and October 20, 2000, the Company increased its ownership in Huaron to 72.64% by purchasing shares from minority shareholders for $65,000.

The acquisition was accounted for by the purchase method and the accounts of Huaron have been consolidated from March 6, 2000. The fair value of assets and liabilities acquired and the consideration paid are summarized as follows:

Current assets	$ 1,297
Property, plant and equipment	12,968
	14,265
Less:	
Current liabilities	(3,649)
Long-term liabilities	(1,551)
Severance indemnity	(1,000)
Consideration, including cash of $65,000	$ 8,065

On August 2, 2001, the Company increased its ownership of Huaron to 99.85% when the Company sold certain parcels of Huaron land to Volcan Compania Minera S.A. ("Volcan") in exchange for Volcan's 27.21% interest in Huaron. The Company also received $200,000 in cash, $500,000 in Volcan shares and other benefits (Note 7) as consideration for the sale of Huaron land and has recorded a $3,500,000 gain as a result of this transaction.

Note 4

Inventories

Inventories consist of:

	2001	2000
Concentrate inventory	$ 2,115	$ 1,519
Materials and supplies	2,540	2,894
	$ 4,655	$ 4,413

Note 5

Property, Plant and Equipment

Property, plant and equipment consist of:

	Mexico	Peru	Other	2001	2000
Property	$ 1,153	$ 97	$ -	$ 1,250	$ 1,250
Plant and equipment	2,255	33,439	-	35,694	23,112
Mine development	18,685	24,316	-	43,001	5,998
Other	-	-	1,108	1,108	1,104
	22,093	57,852	1,108	81,053	31,464
Accumulated amortization	(411)	(13,629)	(354)	(14,394)	(10,320)
	$ 21,682	$ 44,223	$ 754	$ 66,659	$ 21,144

Plant and equipment is amortized using the straight-line method over the lesser of estimated useful life ranging from five to twenty years or estimated economic ore reserves. Mine development is amortized over estimated economic ore reserves.

Until May 2001, mine development costs at the Huaron and La Colorada mine were capitalized as part of mineral properties. These costs were transferred to property, plant and equipment when commercial production began at both the Huaron and La Colorada mine in May 2001 (Note 6).

Note 6

Mineral Properties

Mineral properties consist of:

	2001	2000
Development properties		
Huaron, Peru		
Plant and equipment	$ -	$ 8,851
Mine development and other	-	11,705
La Colorada, Mexico		
Plant and equipment	-	2,247
Mine development and other	-	17,954
	-	40,757
Investment properties		
Waterloo, USA.	1,000	1,000
Tres Cruces and others	785	761
	$ 1,785	$ 42,518

Mine development consists of capital projects or improvements that have not been placed into service. The Company will amortize such assets from the date that they are put into service. During 2001 the Company capitalized interest costs of $306,000 (2000 – $268,000) relating to the Huaron mine development.

In May 2001, the assets at both the Huaron and La Colorada mine were placed into service and their deferred costs were transferred to property, plant and equipment.

La Colorada, Mexico

In 1998, the Company acquired the La Colorada silver mine for cash consideration of $2,100,000 and 304,000 shares of the Company with an ascribed value of $2,575,000, which was based on the closing share price on the date of closing, and a 5% Net Smelter Royalty. In November 2001, the terms of royalty were amended. The Company has the option, prior to March 23, 2003, to buy back three-fifths of the royalty by making payment to the former owner of the La Colorada Mine of either $2,000,000 in cash or the equivalent value in common shares of the Company. The Company has the further option prior to March 23, 2003 to purchase the remaining two-fifths of the royalty by making payment of either $1,000,000 in cash or the equivalent value in common shares of the Company. The equivalent value in common shares of the Company is calculated based on the market price of the Company's common shares on the exercise date of these options.

Waterloo, USA

In 1994, the Company acquired a 100% interest in the Waterloo silver-barite property located in the Calico Mining District of San Bernardino County, California. The purchase price was cash of $1,000,000 and 1,000,000 common shares issued at an ascribed value of $2,917,675. In 2000, the Company wrote-down the carrying value to its estimated net recoverable value of $1,000,000.

Tres Cruces, Peru

In 1998, the Company and OroPeru Resources Inc. ("OroPeru") entered into an agreement granting Battle Mountain Gold Company ("BMGC") an option to acquire a 100% interest in the Tres Cruces gold property in northern Peru, which is currently held 50% by the Company and 50% by OroPeru. In consideration for this option, BMGC paid to the Company and OroPeru an aggregate of $600,000. In 1999, BMGC gave notice to terminate the option agreement.

San Vicente, Bolivia

In June 1999, the Company entered into a joint venture agreement, that was amended on January 15, 2001, with Comibol, Bolivia's state mining company, to earn a 100% interest in the San Vicente mine and related infrastructure by spending $1,100,000 in exploration expenditures in the first two years, which have been spent, and spending, at the Company's option, $1,150,000 in year three, $6,750,000 in years four and five and $11,000,000 in years six and seven on exploration and development.

Due to market conditions and uncertainty about whether future exploration and development work would justify continuing the joint venture agreement, the Company wrote-off its $1,142,000 carrying value for San Vicente in December 2000.

In October 2001, Comibol approved the Company's request for a state of force majeure, which extends the deadline for its annual spending commitments by a maximum of two years or until silver and zinc prices reach $5.00 per ounce and $0.50 per pound, respectively.

On December 1, 2001, the Company signed a two-year contract to allow a Bolivian company to extract, at its cost, up to 200,000 tonnes of ore during the life of the contract. The Company will receive the greater of $13,000 per month, a 4% net smelter return royalty or depending on metal prices, 20% - 30% of net cash flow.

Other

During 2000, the Company wrote-off its $37,208,000 carrying value in the Dukat silver project and various other mineral properties totaling $1,138,000.

Note 7

Other Assets

Other assets consist of:

	2001	2000
Long-term receivables	$ 1,850	$ 258
Reclamation bond	74	72
Other	79	-
	$ 2,003	$ 330

Long-term receivables consist of future power credits received as partial consideration from the sale of an interest in a Peruvian power line for $1,747,000 in 1998 and $1.2 million from the sale of Huaron land in 2001. The deferred balance of the 1998 transaction accrues interest at 3 month LIBOR (2001 – 1.90% 2000 – 6.40%) plus 1% and is payable monthly as a 25% reduction of future power costs at the Quiruvilca mine. The deferred balance of the 2001 transaction is payable as future power credits over a five-year period at the Huaron mine and is subject to increase at the rate of Peruvian inflation over the five-year term. The current portion of the long-term receivables and deferred revenue of $643,000 (2000 - $420,000) are in current assets and liabilities as at December 31, 2001.

Note 8

Accounts Payable and Accured Liabilities

Accounts payable and accrued liabilities consist of:

	2001	2000
Trade accounts payable	$ 9,408	$ 7,145
Payroll and related benefits	2,034	1,226
Sales taxes	320	597
Royalty	101	-
Other	420	87
	$ 12,283	$ 9,055

Note 9

Bank Loans

Bank loans consist of:

	2001	2000
Huaron pre-production loan facility	$ -	$ 11,429
Huaron loan	6,500	
Operating loan	719	834
	7,219	12,263
Current portion	(2,209)	(7,276)
	$ 5,010	$ 4,987

On August 31, 2000 the Company arranged a $12,000,000 pre-production loan facility for the reconstruction of the Huaron mine. The loan bore interest at 1 month LIBOR plus 3.25% and was repayable in monthly installments of $571,000, commencing in December 2000 until August 2002. The majority of assets held by the Company's Peruvian subsidiaries were pledged as security for this loan and, under certain conditions, the Company could extend the loan for an additional 12 months. In September 2001, this pre-production loan facility was repaid.

In September 2001, the Company obtained a $6,500,000 loan and repaid the pre-production loan facility. This loan bears interest at 6 month LIBOR plus 3.00% and is repayable in monthly installments of $135,000, commencing February 2002 until January 2006. Certain of Huaron's assets have been pledged as security for this loan.

The Company assumed an operating loan as part of the acquisition of Compania Minera Huaron S.A. (Note 3). This loan bears interest at 3 month LIBOR plus 3.0%. The loan will be repaid from one installment of $126,900 and nine monthly installments of $65,800 commencing in January 2002 until September 2002.

Details of principal repayments due are as follows:

Year	Amount Due
2002	$ 2,209,000
2003	$ 1,625,000
2004	$ 1,625,000
2005	$ 1,625,000
2006	$ 135,000

Note 10

Share Capital

a) Transactions concerning stock options and share purchase warrants are summarized as follows:

	Incentive Stock Option Plan		Share Purchase Warrants		
	Shares	Price	Shares	Price	Total Shares
Outstanding, December 31, 1998	2,041,800	$0.19-$9.85	500,000	$5.47	2,541,800
Year ended December 31, 1999					
Granted	480,000	$6.41-$6.76	2,487,110	$6.00-$6.24	2,967,110
Exercised	(96,500)	$0.19-$6.47	-	-	(96,500)
Cancelled	(50,000)	$8.60-$9.85	(500,000)	$5.47	(550,000)
Outstanding, December 31, 1999	2,375,300		2,487,110		4,862,410
Year ended December 31, 2000					
Granted	1,552,500	$3.33-$4.00	100,000	$5.00	1,652,500
Expired	(855,500)	$6.17	-	-	(855,500)
Cancelled	(440,000)	$6.17-$10.07	-	-	(440,000)
Outstanding, December 31, 2000	2,632,300		2,587,110		5,219,410
Year ended December 31, 2001					
Granted	790,000	$3.14	32,250	$3.00	822,250
Exercised	(247,000)	$3.14	-	-	(247,000)
Cancelled	(130,000)	$3.14-$5.81	-	-	(130,000)
Expired	-		(1,950,000)	$5.65	(1,950,000)
Outstanding, December 31, 2001	3,045,300	$3.14-$7.63	669,360	$2.94-$5.00	3,714,660

The following table summarizes information concerning stock options outstanding as at December 31, 2001:

		Options Outstanding			Options Exercisable	
Range of Exercise Prices	Year of Expiry	Number Outstanding as at December 31, 2001	Weighted Average Remaining Contractual Life (Months)	Weighted Average Exercise Price	Number Exercisable as at December 31, 2001	Weighted Average Exercise Price
$5.81	2002	440,000	5.33	$ 5.81	440,000	$ 5.81
$5.81-$7.63	2003	70,000	14.47	7.11	66,000	7.19
$5.81-$6.12	2004	370,000	32.17	5.86	222,000	5.86
$3.14-$5.81	2005	202,800	45.27	5.04	202,800	5.04
$3.14	2006	550,000	52.47	3.14	550,000	3.14
$3.14-$4.00	2010	1,412,500	102.33	3.57	1,397,500	3.57
		3,045,300	64.97	$ 4.27	2,878,300	$ 4.19

At December 31, 2000 and 1999, 2,353,800 and 1,864,300 stock options were exercisable at a weighted average exercise price of $4.56 and $6.66, respectively.

b) During the year ended December 31, 2001, the Company issued 3,000,000 common shares for gross proceeds of $9,000,000. In addition, the Company granted 32,250 share purchase warrants, exercisable at $3.00 per share, which expire on December 5, 2002. These warrants were ascribed a fair value of $27,000 which forms part of shareholders' equity.

c) During the year ended December 31, 2000, the Company:

i) issued 1,780,389 common shares for the acquisition of 71.83% interest in Compañia Minera Huaron (Note 3) at an ascribed value of $7,015,000. In addition, the Company granted to the former majority shareholders of Huaron 700,000 ten-year incentive stock options, exercisable at $4.00 per share. The stock options were ascribed a fair value of $985,000 which forms part of shareholders' equity.

ii) issued 140,000 common shares at an ascribed value of $507,000, made a cash payment of $50,000 and granted 100,000 three-year share purchase warrants, exercisable at $5.00 per share to purchase a 20% net profits royalty over the Company's Quiruvilca mine. The share purchase warrants issued were ascribed a fair value of $69,000 which forms part of shareholders' equity.

Note 11

Financial Instruments

Fair value

The Company's financial instruments include cash and cash equivalents, short-term investments, accounts receivable, an operating line of credit, accounts payable and accrued liabilities and advances for concentrate shipments. The carrying value of these instruments approximates their fair value due to their immediate or short-term liquidity.

Financial instruments also include bank loans with a maturity of up to four years and at interest rates at LIBOR plus 3%. Management considers that no events have occurred subsequent to the arrangement of these loans that would indicate that fair value differs substantially from carrying value.

Concentration of Credit Risk

In 2001, the Company's five customers (2000 and 1999 – two customers) accounted for 100% of concentrate sales revenue. The loss of any of these customers or curtailment of purchases by such customers could have a material adverse affect on the Company's results of operations and financial condition.

Derivatives

The Company sells metal in concentrates under long-term contracts. Generally, the price received for such sales is the average metal price for a month that is one month before shipment or two months after the month in which the metal arrives at its destination. In order to establish the price received for portions of its production, the Company occasionally sells metal forward at a fixed price.

In the fourth quarter of 2000, the Company sold 750 tonnes of lead forward at $512 per tonne. These forward sales were settled during October through December 2000 during which the average price of lead was $472 per tonne. As a consequence, the Company realized incremental revenue of $30,000.

During 2001, the Company sold forward 3,750 tonnes of lead at $510 per tonne and 750 tonnes of copper at $1,524 per tonne. The lead sales were settled between April and December of 2001 for realized incremental revenue of $29,000. The copper sales were closed out in December 2001 for realized incremental revenue of $28,000 of which $18,000 will be recognized in 2002.

Note 12

a) Changes in Operating Cash Flows Using the Indirect Method

The consolidated statements of cash flows reports the flow of cash provided by or consumed by the Company's operating, financing and investing activities. The following presents a reconciliation between cash provided by or consumed by operating activities and net loss for the year in order to identify the differences between the two.

	2001	2000	1999
Net loss for the year	$ (8,077)	$ (45,878)	$ (5,837)
Items not involving cash:			
Depreciation and amortization	4,312	2,509	2,308
Write-down of resource properties	-	42,747	-
Gain on sale of land	(3,500)	-	-
Compensation expense	253	-	-
Other	559	256	(105)
Reclamation	620	461	432
	(5,833)	95	(3,202)
Changes in non-cash operating working capital			
Accounts receivable	(2,601)	218	27
Inventories	(242)	457	320
Prepaid expenses	(3,359)	(99)	344
Accounts payables and accrued liabilities	5,665	215	(262)
Advance payment for concentrates	4,071	-	(350)
Severance indemnity	213	(271)	(204)
	3,747	520	(125)
Cash provided by (used in) operations	$ (2,086)	$ 615	$ (3,327)

b) Reconciliation of Changes in Non-Cash Working Capital Items

	Sources (uses) of cash		
	2001	2000	1999
(Increases) decreases in non-cash current assets	$ (6,188)	$ (901)	$ 347
Increases in current liabilities	3,324	7,200	4,057
Changes in non-cash working capital	(2,864)	6,299	4,404
Less non-operating working capital items:			
Short-term investments reflected in investing activities	467	30	(40)
Mineral property expenditures reflected in accounts receivable	191	(879)	162
Development expenditures reflected in accounts receivable	223	18	-
Development expenditures reflected in inventories	-	561	-
Mineral property expenditures reflected in prepaid expenses	-	(27)	221
Development expenditures reflected in prepaid expenses	291	1,774	-
Mineral property expenditures reflected in accounts payable	(133)	4,220	(4,677)
Development expenditures reflected in accounts payable	37	(3,452)	-
Capital expenditures reflected in accounts payable	(67)	-	-
Current portion of loan reflected in financing activities	5,067	(7,276)	-
Current portion of severance indemnity reflected in severance indemnity	535	(748)	(195)
Changes in non-cash operating working capital	$ 3,747	$ 520	$ (125)

c) Supplemental Disclosure of Non-Cash Investing and Financing Activities

	2001	2000	1999
Shares issued for compensation	$ -	$ -	$ 153
Shares issued for purchase of royalty [Note 10c(ii)]	-	507	-
Shares issued for acquisition of subsidiary (Note 3)	-	7,015	-
Warrants granted for purchase of royalty [Note 10c(ii)]	-	69	-
Warrants granted pursuant to equity financing	27	-	-
Equity interest in subsidiary acquired through sale of land	2,800	-	-
Shares acquired through sale of land	500	-	-
Stock options granted on acquisition of subsidiary (Note 3)	-	985	-

Note 13

Segmented Information

The Company operates in one industry, has three reporting segments and has activities in five countries. Segmented disclosures and enterprise-wide information are as follows:

	Mining	Corporate	Exploration & development	2001 Total
Revenue from external customers	$ 37,256	$ 40	$ -	$ 37,296
Gain on sale of land	3,500	-	-	3,500
Interest revenue	104	126	6	236
Interest expense	(783)	-	-	(783)
Exploration	(15)	-	(877)	(892)
Depreciation and amortization	(4,257)	(47)	(8)	(4,312)
Net income (loss)	(5,952)	(1,796)	(329)	(8,077)
Capital asset expenditures	6,704	3	-	6,707
Segment assets	$ 86,424	$ 3,784	$ 1,309	$ 91,517

	Mining	Corporate	Exploration & development	2000 Total
Revenue from external customers	$ 29,901	$ 30	$ -	$ 29,931
Write-off of mineral properties	-	-	(42,747)	(42,747)
Interest revenue	148	350	143	641
Interest expense	(326)	-	-	(326)
Exploration	-	-	(800)	(800)
Depreciation and amortization	(2,400)	(66)	(43)	(2,509)
Net income (loss)	(43)	(1,918)	(43,917)	(45,878)
Capital asset expenditures	1,065	4	17,879	18,948
Segment assets	$ 33,299	$ 690	$ 49,098	$ 83,087

	Mining	Corporate	Exploration & development	1999 Total
Revenue from external customers	$ 26,851	$ -	$ -	$ 26,851
Interest revenue	144	746	127	1,017
Interest expense	(87)	-	-	(87)
Exploration	-	-	(2,443)	(2,443)
Depreciation and amortization	(2,220)	-	(88)	(2,308)
Net income (loss)	(1,942)	656	(4,551)	(5,837)
Capital asset expenditures	2,174	-	27,809	29,983
Segment assets	$ 31,760	$ 14,595	$ 61,474	$ 107,829

	Revenue			Net Capital Assets	
	2001	2000	1999	2001	2000
Peru	$ 35,108	$ 29,901	$ 26,851	$ 45,527	$ 40,856
Canada	40	30	-	19	66
Mexico	2,148	-	-	21,682	21,539
United States	-	-	-	1,194	1,171
Bolivia	-	-	-	22	30
	$ 37,296	$ 29,931	$ 26,851	$ 68,444	$ 63,662

Note 14

Severance Indemnities and Commitments

Severance indemnities and commitments consist of:

	2001	2000
Severance indemnity	$ 1,626	$ 1,573
Tax liability	825	-
Other provisions and non-current liabilities	621	482
	3,072	2,055
Less: current portion of severance indemnity and commitments	(547)	(573)
	$ 2,525	$ 1,482

The Company has an obligation to its Peruvian employees for certain pre-1990 severance indemnities. A law was enacted, which requires that the Company transfer the administration of funds owing to employees to a financial institution during or after January 2003. At December 31, 2001 the unpaid obligation amounted to $455,000 (2000 - $573,000) and is reflected in current liabilities.

On March 6, 2000 the Company acquired a 71.83% interest in Compañia Minera Huaron S.A. (Note 3) and assumed a $1,000,000 severance indemnity relating to former employees of Huaron, which will be discharged over an estimated ten-year period. During 2001, $160,000 was paid toward this severance indemnity.

As at December 31, 2001, the Company had accrued an $825,000 liability for unpaid 1997 to 2000 hospital taxes. The amount outstanding accrues interest at 6% per annum and is to be repaid over a ten-year period. A portion of this liability amounting to $92,000 is reflected in current liabilities.

As at December 31, 2001, the Company has provisions for settlement of various litigation and insurance claims and other non-current liabilities totaling $621,000.

Note 15

Income Taxes

The provision for income taxes reported differs from the amounts computed by applying the aggregate Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2001	2000	1999
Statutory tax rate	43.5%	45%	45%
Recovery of income taxes computed at statutory rates	$ 3,403	$ 20,645	$ 2,626
Effect of lower tax in foreign jurisdictions	(801)	(14,652)	(583)
Tax benefit not recognized in the period that the loss arose	(2,602)	(5,993)	(2,043)
	$ -	$ -	$ -

The tax affect of each type of temporary difference that gives rise to the Company's future tax assets have been determined and are set out in the following table. Until the Company can predict the timing of the realization of such assets they are not reflected in the accounts.

Future Income Tax Assets

	2001	2000
Depreciation and amortization	$ 4,105	$ 3,970
Canadian resource pools	3,109	3,216
Excess tax value of mineral property over book value	1,614	1,614
Operating loss carry-forwards	18,946	16,958
	27,774	25,758
Future income tax liability	-	-
Less: valuation allowance	(16,330)	(15,815)
Net future income tax asset	11,444	9,943
Excess of book value of capital assets over tax value	(11,444)	(9,943)
Net future income tax asset	$ -	$ -

At December 31, 2001 the Company had the following loss carry forwards available for tax purposes:

	Amount	Expiry
Canada	$9,334,000	2002-2008
Peru	$25,924,000	2002-2004
Mexico	$19,365,000	2006-2011
Bolivia	$2,300,000	Indefinite

The Company has tax loss carry-forwards in Russia and Cyprus that are unlikely to be utilized.

Note 16

Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain respects with accounting principles generally accepted in the United States ("US GAAP"). Had the Company followed US GAAP, exploration costs are expensed until there is substantial evidence that a commercial body of ore has been located, whereas Canadian GAAP allows exploration costs to be deferred.

The cumulative effect on the balance sheets of the Company prepared in accordance with US GAAP would reduce total assets as at December 31, 2001 and 2000 by $2,685,000 and $2,661,000, respectively, and increase the deficit by the corresponding amounts.

	2001	2000	1999
Consolidated Statements of Operations			
Net loss under Canadian GAAP	$ (8,077)	$ (45,878)	$ (5,837)
Deferred exploration, previously written-off	-	378	-
Deferred exploration	(24)	(2,347)	(692)
Net loss under US GAAP	$ (8,101)	$ (47,847)	$ (6,529)
Basic loss per share under US GAAP	($0.22)	($1.41)	($0.22)

Under US GAAP *deferred exploration expenditures* would be classified as an operating activity rather than an investing activity within the statements of cash flows.

a) Stock based compensation

For US GAAP purposes the Company accounts for stock-based compensation to employees and directors, under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted. As at December 31, 2001, no compensation cost would have been recorded for any period under this method. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period.

SFAS 123, however, allows the Company to continue to measure the compensation cost of employees and directors in accordance with APB 25. The Company has adopted the disclosure-only provision of SFAS 123.

The following pro forma financial information presents the net loss for the year and the basic loss per common share had the Company adopted SFAS 123 for all stock options issued to employees and directors.

	2001	2000	1999
Net loss for the year under US GAAP	$ (8,101)	$ (47,847)	$ (6,529)
Additional stock based compensation costs	(1,369)	(1,605)	(703)
Pro forma net loss under US GAAP	$ (9,470)	$ (49,452)	$ (7,232)
Pro forma basic loss per share under US GAAP	($0.26)	($1.45)	($0.25)

Using the fair value based method for stock-based compensation, additional costs of approximately $1,369,000, $1,605,000 and $703,000 would have been recorded for the years ended December 31, 2001, 2000 and 1999, respectively. These amounts were determined using an option pricing model assuming no dividends were paid, a vesting period occurring over 5 years, a weighted average volatility of the Company's share price of 45.98% (2000 – 46.26% and 1999 – 60.87%), weighted average annual risk free rate of 4.93% (2000 – 5.71% and 1999 – 5.73%) and resulted in a weighted average option price of $1.36 per share (2000 - $1.63 and 1999 - $5.26).

b) Comprehensive income

The Financial Accounting Standards Board ("FASB") issued SFAS No. 130, *Reporting Comprehensive Income*, which was required to be adopted beginning on January 1, 1998. SFAS 130 establishes standards for the reporting and display of comprehensive income and its components. The impact of adopting SFAS 130 on the Company's financial statements is as follows:

	2001	2000	1999
Net loss under US GAAP	$ (8,101)	$ (47,847)	$ (6,529)
Other comprehensive income:			
Foreign exchange adjustment	(38)	(38)	(120)
Comprehensive net loss under US GAAP	$ (8,139)	$ (47,885)	$ (6,649)

c) Derivative instruments and hedging activities

The FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which standardizes the accounting for derivative instruments. This standard was adopted during the year ended December 31, 1999. The Company has assessed its business activities and has determined that application of the requirements of SFAS 133 had no significant impact on the Company's consolidated financial position or results of operations.

d) Recent accounting pronouncements

In July 2001, the FASB issued SFAS Nos. 141 and 142 ("FAS 141" and "FAS 142"), "Business Combinations" and "Goodwill and Other Intangible Assets." FAS 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. FAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under FAS 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired. FAS 141 and FAS 142 are effective for all business combinations completed after June 30, 2001. Upon adoption of FAS 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 will cease, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under FAS 141 will be reclassified to goodwill. Companies are required to adopt FAS 142 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company is required to adopt FAS 141 and 142 on a prospective basis as of January 1, 2002. The Company has not recorded any goodwill and, therefore, the application of FAS 141 and 142 will not have a material affect on its consolidated financial position or results of operations.

In August 2001, the FASB issued FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." FAS 144 replaces FAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The FASB issued FAS 144 to establish a single accounting model, based on the framework established in FAS 121, as FAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, "Reporting The Results of Operations—Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." FAS 144 also resolves significant implementation issues related to FAS 121. Companies are required to adopt FAS 144 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company will adopt FAS 144 as of January 1, 2002. The Company has determined that the application of FAS 144 will not have a material affect on its consolidated financial position or results of operations.

Note 17

Subsequent Events

a) On January 7, 2002, the Company sold 4,500 tonnes of zinc at an average price of $851 per tonne. These sales were designated as a hedge and represent sales of 750 tonnes per month for each of the months of February through and including July 2002. The difference between the average monthly London zinc cash settlement price and the forward sales price will be credited or charged to revenue during the February through July 2002 period. At March 11, 2002 the London settlement price for zinc was $825 per tonne.

b) On January 7, 2002, the Company entered into an agreement with NJB Mining Inc. to purchase a mill facility for $600,000 to expand production at the La Colorada mine. The purchase price is to be paid over four non-refundable payments – a $50,000 initial payment on January 31, 2002, $100,000 by March 25, 2002, $100,000 on commencement of site work and a $350,000 final payment prior to removal of the mill from the site. The Company is also required to post a $50,000 refundable bond for site cleanup.

c) On January 8, 2002, the Company sold 1,500,000 ounces of silver at $4.50 per ounce. On January 22, 2002 the Company purchased 1,500,000 ounces of silver at $4.36 per ounce to close out the sale. This trade resulted in a gain of $210,000 that will be recognized in the first quarter of 2002.

d) Issued 185,700 common shares for proceeds of $583,000 pursuant to the exercise of employee stock options.

e) On February 25, 2002, the Company entered into an agreement with Silver Standard Resources Inc. ("Silver Standard") to purchase a 50% interest in the Manantial Espejo silver-gold project in Argentina for $2,000,000 in cash or common shares. In addition, the Company will enter into a joint venture agreement with Silver Standard to continue drilling and exploration on the Manantial Espejo project. Silver Standard will be the operator during the exploration phase and the exploration costs will be shared equally from January 1, 2002. The Company will be the operator during the feasibility and mine construction stages and will contribute the first $3,000,000 towards mine construction once a production decision is made after which any further expenditures will be shared equally.

f) On March 11, 2002, the Company completed the sale of 3,450,000 common shares to a syndicate of underwriters at a price of $4.80 per share for gross proceeds of $16,560,000. The Company expects to receive net proceeds of $15,595,000 after deducting underwriters' fees and other disbursements of approximately $965,000.

Corporate Information

VANCOUVER OFFICE CORPORATE HEADQUARTERS

Pan American Silver Corp.

1500 – 625 Howe Street
Vancouver, British Columbia Canada V6C 2T6
www.panamericansilver.com
Tel: (604) 684-1175 Fax: (604) 684-0147

DIRECTORS

Ross J. Beaty
Chairman and Chief Executive Officer of Pan American Silver

John H. Wright
President and Chief Operating Officer of Pan American Silver

Michael J.J. Maloney
Private Investor

J.E. (Ted) Fletcher – *to relinquish Board seat in May 2002*
Retired (Former Director and Chief Operating Officer of Cominco)

William A. Fleckenstein
General Partner of Fleckenstein Capital

Paul B. Sweeney
Vice President and Chief Financial Officer,
Canico Resources

Michael Larson
Investment Manager, Cascade Investments LLC

John Willson – *nominated to Board election in May 2002*
Retired, former Chief Executive Officer of Placer Dome Inc.

MANAGEMENT

Ross J. Beaty, Chairman & Chief Executive Officer

John H. Wright, President & Chief Operating Officer

Anthony Hawkshaw, Chief Financial Officer

Rosie Moore, Vice President, Corporate Relations

Jenna Hardy, Manager, Health, Safety & Environment

Norm Pitcher, Chief Geologist, Mining & Development

Gordon Jang, Controller

AUTHORIZED CAPITAL

100,000,000 common shares without par value

ISSUED CAPITAL

December 31, 2001: 37,628,234 shares

TRADING INFORMATION

NASDAQ – National Market Board – Shares: PAAS

TSE Shares: PAA

PERU OFFICE

Pan American Silver S.A.C.

Ave. La Floresta 497 Off. 301, Chacarilla Del Estanque
San Borja, Lima, Peru
Tel: 511 372 7200 Fax: 511 372 5379

Andres Dasso, Executive Director & General Manager
Jesus Cardenas, Quiruvilca Mine Manager
Guillermo Portales, Huaron Mine Manager

MEXICO OFFICE

Plata Panamericana S.A. de C.V.

Ave. 20 de Noviembre 1920 Ote.
Primer Piso, Col. Guillermina
Durango, Durango, Mexico CP 34270
Tel: (526) 1881-03916 Fax: (526) 1881-78001

Ramon Davila, President and Executive Director
Cesar Herrera, Controller

BOLIVIA OFFICE

Pan American Silver (Bolivia) S.A.

Ave. Arce #2314, Ed Fundacion Federico, Piso 4, Of. 84
La Paz, Bolivia
Tel: (591) 2244-1989 Fax: (591) 2244-2053

Stu Moller, Vice President, Exploration

AUDITORS

Deloitte & Touche LLP, Chartered Accountants
2000 - 1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1P4

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

LEGAL COUNSEL

Borden Ladner Gervais LLP
1200 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia
Canada V7X 1T2

Designed by XY3 Design + Communications Inc. Printed in Canada by Mitchell Press

SILVER

Slowly, silently, now the moon
Walks the night in her silver shoon;
This way, and that, she peers and sees
Silver fruit upon silver trees;

One by one the casements catch
Her beams beneath the silvery thatch;
Couched in his kennel, like a log,
With paws of silver sleeps the dog;

A harvest mouse goes scampering by,
With silver claws, and silver eye;
And moveless fish in the water gleam,
By silver reeds in a silver stream.

by Walter de la Mare (1873 – 1956)
Famous British Writer



PAN AMERICAN SILVER CORP.

1500 – 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6

www.panamericansilver.com Tel: (604) 684-1175 Fax: (604) 684-0147

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP.

Date: April 21, 2002

By: 

Gordon Jang,
Controller, and Corporate Secretary